UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated June 4, 2010

Commission File Number: 1-13546

STMicroelectronics N.V.
(Name of Registrant)

39, Chemin du Champ-des-Filles
1228 Plan-les-Ouates, Geneva, Switzerland

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                              Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐                      No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐                      No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐                      No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A presentation prepared by STMicroelectronics with respect to its Field Day at its Field Day held in London, England on June 3, 2010.

Field Trip 2010
London, June 3

Welcome & Introduction

Tait Sorensen
Director - Investor Relations

Field Trip Agenda

Time	Presentation	Speaker
10:00 am	Welcome & Introduction	T. Sorensen
10:05	Company Strategy & Vision	C. Bozotti
10:25	ST Business & Operations	A. Dutheil
10:45	Financial Performance & Roadmap	C. Ferro
11:05	Sustainable Technology & Leadership	J-M. Chery
11:25	Q&A Panel	C. Bozotti/A. Dutheil/C. Ferro/J-M. Chery
11:50	BREAK	
12:00pm	Multimedia Convergence & ACCI Sector Overview	P. Lambinet
12:20	IMS Overview & Advanced Analog & Smart Power	C. Papa
12:40	ST-Ericsson: Towards Transformation	G. Delfassy
1:00	Q&A Panel	C. Bozotti/P. Lambinet/C. Papa /G. Delfassy
1:30	LUNCH	
2:30	Breakout Sessions	
5:00 - 6:30	Reception	

STMicroelectronics
3

Field Trip Agenda – Breakout Sessions

	Ballroom Ground Floor	Mirror Room Ground Floor	St. James 6th Floor	Clarence 6th Floor	Boardroom 6th Floor	Kensington 6th Floor
2:30 – 3:00	ST-Ericsson	Home Entertainment		Automotive		MCUs
3:00 – 3:30	ST-Ericsson			Automotive	Americas	MEMS
3:30 – 4:00	ST-Ericsson	Home Entertainment	Computer & Networking			MCUs
4:00 – 4:30			Computer & Networking	Automotive	Americas	MEMS
4:30 – 5:00		Home Entertainment	Computer & Networking		Americas	Power & Smart Power
5:00	Reception – Ballroom Reception Area					

- Americas: The Land of Opportunity (R. Krysiak)
- Automotive (P. Grimme)
- Computer & Networking (GL Bertino)
- Home Entertainment (P. Lambinet)
- MCUs (C. Dardanne)
- MEMS & Adv. Analog (B. Vigna)
- Power & Smart Power (M. Lo Presti)
- ST-Ericsson (P. Langlois)

STMicroelectronics
4

Forward Looking Statements

o    Some of the statements contained in these presentations that are not historical facts are statements of future expectations and other forward-]looking statements (within the meaning of Section 27A of the
     Securities Act of 1933 or Section 21E of the Securities Exchange Act of
     1934, each as amended) that are based on management's current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those in such statements due to, among other factors:

     o    Significant changes in demand in the key application markets and from key customers served by our products make it extremely difficult to accurately forecast and plan our future business activities. In particular, following a period of significant order cancellations, we recently experienced a strong surge in customer demand, which has led to capacity constraints in certain applications;

     o    our ability to utilize and operate our manufacturing facilities at sufficient levels to cover fixed operating costs in periods of reduced customer demand, as well as our ability to ramp up production efficiently and rapidly to respond to increased customer demand, and the financial impact of obsolete or excess inventories if actual demand differs from our expectations;

     o    our ability to successfully integrate the acquisitions we pursue, in particular the successful integration and operation of the
          ST-Ericsson joint venture;

     o    ST-Ericsson is a new wireless joint venture, representing a significant investment and risk for our business. The joint venture is currently engaged in restructuring initiatives and further declines in the wireless market, as well as the inability of ST-Ericsson to complete its ongoing restructuring plans or to successfully compete, could result in additional significant impairment and restructuring charges;

     o    we currently hold a significant financial investment in Micron
          Technology Inc ("Micron") as a result of the previously announced sale to Micron of our equity investment in Numonyx in an all-stock transaction. Our shares in Micron are subject to certain resale restrictions and, consequently, there is no guaranty as to when we will be able to sell them and at what price;

     o    our ability to compete in our industry since a high percentage of our costs are fixed and are incurred in currencies other than U.S.
          dollars, especially in light of the volatility in the foreign exchange markets and, more particularly, in the U.S. dollar exchange rate as compared to the other major currencies we use for our operations;

     o    the outcome of ongoing litigation as well as any new litigation to which we may become a defendant;

     o    changes in our overall tax position as a result of changes in tax laws or the outcome of tax audits, and our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

     o    the impact of intellectual property ("IP") claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;

     o    our ability to execute our restructuring initiatives in accordance with our plans if unforeseen events require adjustments or delays in implementation or require new plans;

     o    our ability in an intensively competitive environment to secure customer acceptance and to achieve our pricing expectations for high volume supplies of new high-products in whose development we have been, or are currently, investing;

     o    changes in the political, social or economic environment, including as a result of military conflict, social unrest and/or terrorist activities, economic turmoil, as well as natural events such as severe weather, health risks, epidemics, earthquakes, volcano eruptions or other acts of nature in, or affecting, the countries in which we, our key customers or our suppliers, operate.

o    Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-]looking statements can be identified by the use of forward-looking terminology, such as "believes," "expects," "may,"
     "are expected to," ", "should," "would be," "seeks" or "anticipates" or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions.
     Some of these risk factors are set forth and are discussed in more detail in "Item 3. Key Information-- Risk Factors" included in our Annual Report on Form 20-F for the year ended December 31, 2009, as filed with the SEC on March 10, 2010. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in this release as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-]looking statements set forth in this release to reflect subsequent events or circumstances.

Company Strategy & Vision
Carlo Bozotti
President and Chief Executive Officer

ST Business & Operations
Alain Dutheil
Chief Operating Officer

A Year-Ago...The Global Recession
o Semiconductor bookings dropped rapidly in Q408;
demand remained weak in first half of 2009
o Impact on industry's revenue evolution greater than
initially expected
o Industry utilization rates reached unprecedented low
levels; capacity cut to react to lack of demand
o Inventory levels were substantially reduced
o Economic impact varied by geography
o China - started to recover
o Europe, US and Japan - still difficult conditions
o Global market bottomed in mid-2009

Managed Well Through the Downturn...
o ST exited the recession a stronger and leaner company
o Increased operating leverage
o Completed ~$750M of cost savings initiatives in 2009
o Improved financial strength and stability
o Over $2.76B in gross cash and marketable securities exiting March 2010
o Continued progress in advanced technology R&D partnerships
o Reshaped manufacturing
o Committed to the ongoing integration of ST-Ericsson
o Performance of ST's global team
o Reacted quickly to align manufacturing, costs and working capital to end markets
o Stayed focused on customers

2009 Semiconductor Industry Revenue
TAM: -9%
SAM: -13%
ST (ex FMG): -10.8%

Today's Priorities
o Resuming progress towards long-term financial goals
o Focused on reaching sustainable levels of sales and net income
o Organic growth / new product innovation
o Disciplined portfolio management
o Leveraging global scale and scope
o Commitment to shareholder value creation
o ST-Ericsson
o Competitive cost structure / completion of announced restructuring programs
o New portfolio
o Preparing the company for future, profitable growth

Current Expectations
2010 Semiconductor Industry Revenue
SAM: approximately +20%

Semiconductor Industry

Semiconductor Market Growth
Total Available Market
~16% per year ~8% per year
~13% ex FY2000
2008-09
-9%

o Demand driven cycle less severe
o Recession led to 2 years of decline
o Semis well positioned to grow in future years
Source: WSTS

Key Target Areas
Total Available Market
Application Product
Industrial 9%
Automotive 7%
Wired 6%
Wireless 21%
Data Processing 38%
Consumer 19%

Application
Specific ICs
39%
Standard ICs
6%
Discrete
6%
MCU
5%
Other
Memories
2%
Sensors &
Actuators
2%
Non SAM
40%

ST: well positioned, diversified, many opportunities

Source: iSuppli (including memories), WSTS

Market Mega-Trends
o Multimedia convergence is accelerating
o Re-rating of industry growth
o Semiconductor market is moving East
o Cost of fabs and process R&D are soaring
o Foundries are getting a significant share of semi business
o R&D is shifting across the value chain
o Industry is consolidating by application
o Pervasion into new high-growth industries

Company Overview

STMicroelectronics
A Global Semiconductor Company

Q110 revenue: $2,325M
By location of order shipment

13%
America
27%
EMEA
41%
Greater
China &
South Asia
19%
Japan &
Korea

o FY09 revenues of $8.51B
o 15 main manufacturing sites
o Advanced R&D centers in 10 countries
o Over 51,000 employees, including
ST-Ericsson
o Listed on NYSE Euronext (New York &
Paris) and Milan stock exchanges

The Evolution of ST

2010
Completed the sale of Numonyx to Micron
2009
ST and Ericsson created ST-Ericsson JV
2008
Deconsolidation of Flash, acquired NXP Wireless,
announced the JV with Ericsson Mobile Platforms
2005
New CEO
2000
Became #1 European semiconductor company
1999
Entered world's Top Ten semiconductor suppliers
1994
IPO
O
1987
Merger of SGS Microelettronica of Italy and
Thomson Semiconducteurs of France

STMicroelectronics Today

5th largest global semiconductor company - #1 in Europe *
Focus on multimedia applications, analog and power
management
World leading positions in wireless, auto, industrial,
consumer and computer peripherals end-markets
Key strategic alliances with global technology leaders
including: Bosch, Ericsson, HP, IBM, Nokia, Samsung
Strong  balance  sheet:  cash  & cash equivalents of $2.76B **

*Source: iSuppli, 2009
**As at March 27, 2010, including non-current marketable securities and cash restricted at JV.

Reshaping ST's Product Portfolio


Genesis Microchip
NXP Wireless
ERICSSON Mobile Platforms
5 years R&D grants secured
Manufacturing restructuring
ST-NXP synergy plan
Headcount realignment
ST-Ericsson cost realignment
Micron acquired Numonyx
Q108
Q208
Q308
Q408
Q109
Q209
Q309
Q409
Q110
50%
numonyx
ST ERICSSON
Micron
numonyx

STMicroelectronics
12

Business Segment Overview

50/50 JV with Ericsson

Automotive, Consumer,
Computer &
Communication
Infrastructure ("ACCI")

Industrial and
Multisegment Sector
("IMS")

Major Product
Lines
Products
Major Customers

Home
Entertainment
& Displays

Computer &
Communication
Infrastructure

Automotive
Products
Group

Analog,
Power and
MEMS

Microcontrollers,
Memories and
Smartcards

Diversified Customer Base

2009 Top 30 OEM and Top EMS Customers

Communications

- Huawei
- Nokia
- Research in Motion
- SonyEricsson
- Samsung

Consumer

- ADB
- Cisco/Scientific Atlanta
- Garmin
- LG Electronics
- Nintendo
- Pace
- Panasonic
- Philips
- Sagem
- Sharp
- Technicolor

Automotive

- Bosch
- Conti
- Delphi
- Denso
- Marelli

Computer

- Apple
- Dell
- Eastman Kodak
- HP
- Seagate
- Western Digital

Industrial

- Delta
- Gemalto
- Siemens

EMS

- Cal-Comp.
- Elcoteq
- Flextronics
- HonHai Foxconn
- Jabil
- Sanmina – SCI

Note: Alphabetically listed by main application sector

STMicroelectronics
14

Top Players in 2009 by Application
Digital Consumer
Automotive
Industrial
Wireless Communications

Source: iSuppli, ST

Manufacturing

Lighter Asset Model
Manufacturing Flexibility Through The Market Cycle

MARKET
DEMAND

AVERAGE
MARKET
GROWTH

SUPPLIED THROUGH
EXTERNAL FLEXIBILITY

SUPPLIED THROUGH
INTERNAL CAPACITY

ST INTERNAL
CAPACITY

TIME

Target Model: 80% internal, 20% outsourced

ST Manufacturing Evolution

ST STRATEGY PATH:
IDM Flexible IDM Lighter Asset

NUMBER OF FRONT END FABS:
17 14 9 8

WAFER PROBING (EWS):
From Europe to a major WW center in Singapore

ASSEMBLY - NUMBER OF PLANTS:
In Mediterranean : 3 2
In Asia: 3 (1 China) 4 (2 China) Expand Asia

2005 end 2009

Manufacturing Locations
Morocco
Phoenix
(final stages of closure)
(Agrate, Catania 6"& 8")
Philippines
China
(Shenzhen, Longgang)
Malta
Malaysia
Front-end fabs
Back-end fabs

Key Initiatives to Increase Capacity - 2010

Crolles2 300mm
Ramp to 3,200 w/week
32nm R&D capability

Singapore 150mm
Ramp to 18,000 w/day

Foundry

Electrical Wafer Sort
Increase capacity in wafer probing

Longgang Shenzhen Calamba
Increase capacity in back-end fabs

Agrate 200mm
Increase capacity in BCD technologies and MEMS

<u>Q409 vs. Q410</u>
Increase in total capacity including foundry = ~20%

STMicroelectronics
20

Conclusion

2010 Corporate Priorities
Gain market
share
Cost
reduction /
capacity
expansion
Maximize
R&D
innovation
Value from
new products
22
Maximize Shareholder Value

Financial Performance & Roadmap
Carlo Ferro
Chief Financial Officer

Agenda
o Our Financial Results
o Our Opportunities
o Our Target Financial Model

Our Results

4 Years of Progress Masked by Currency
o Divested flash memories
o 3-step merger and 50% JV
in Wireless
o Technology alliance
US$M
oReduced CapEx / Sales
o Savings from restructuring
initiatives: ~$1.1B
o Front-end fabs reduced
from 17 to 9
o Product R&D focus:
o Advanced Analog
o New ASSP and ASICs
o MEMS
o Smart power solution
o 32-bit MCUs
(euro)/$ 1.20 (euro)/$ 1.43
50% of Operating Loss of ST-Ericsson
not attributable to ST
Operating Income excluding restructuring
and impairment charges, as reported

Recovered From the Recession in 2009
US$M
Revenues
US$M
Net Earnings
NOCF
Guidance Range:
+6% to + 12%**
-]400
-]200
0
200
0
500
1,000
1,500
2,000
Q308 Q408 Q109 Q209 Q309 Q409 Q110 Q210
(est.)
Adjusted Earnings Net Operating Cash Flow (ex M&A) Revenue
5
*Adjusted Earnings and NOCF (ex M&A) are non-GAAP measures that, the Company believes, provide useful information. See appendix for definition.
**Q210 revenues guidance estimate: sequential growth of between 6% and 12%.

Our Results
In US$M, except EPS Q308 Q409 Q110 FY09 FY08
Net Revenues 2,696 2,583 2,325 8,510 9,842
Gross Margin 35.6% 37.0% 37.7% 30.9% 36.2%
Adjusted Operating Profit before
Restructuring attributable to Parent*(1)
Adjusted Operating Margin*(1)
210
7.8%
128
5.7%
81
4.0%
(499)
-6.8%
468
4.8%
EPS Diluted
Adjusted EPS Diluted*
(0.32)
0.15
(0.08)
0.04
0.06
0.07
(1.29)
(0.72)
(0.88)
0.40
RONA attributable to Parent*(1) 10.5% 7.6% 5.1% -28.3% 5.9%
Net Operating Cash Flow
(before M&A)*
140 221 176 226 647
Effective Exchange Rate (euro)/$ 1.54 1.43 1.39 1.37 1.49
6
*Some of the measures above are non-GAAP measures that, the Company believes, provide useful information. See appendix and below for definition and calculation methodology.
(1) Description of adjusted metrics attributable to parents:
o Adjusted Operating Profit attributable to parent = Reported Operating Profit/Loss before restructuring -  1/2 of ST-Ericsson JVS Operating Profit/Loss before restructuring
o Adjusted Operating Margin attributable to parent = Operating Profit attributable to parent /
(Reported Revenues -  1/2 of ST-Ericsson JVS Revenues)
o RONA attributable to parent = Annualized Operating profit attributable to parent / (Reported Net
Assets -  1/2 of ST-Ericsson JVS Net Assets)

Net Operating Cash Flow
US$M
Net Operating Cash Flow (ex M&A)*
-4%
-2%
0%
2%
4%
6%
8%
0
200
Q108 Q208 Q308 Q408 Q109 Q209 Q309 Q409 Q110
-10%
-8%
-6%
-200
NOCF* NOCF/Sales (%)
*Net Operating Cash Flow (ex M&A) is a non-GAAP measure that, the Company believes, provides useful information. See appendix for definition.

Numonyx Deal*

Transaction

- Micron acquired Numonyx Holdings B.V. in consideration for 140M shares of Micron common stock, including assumed management's stock plan
- Deal closed on May 7, 2010

Consideration for ST

- In connection with the sale of its 48.6% stake in Numonyx, ST has received:
  - 66.88M shares of Micron common stock
    - They will be dealt as a financial investment
    - At May 6, 2010 Micron's share price of $ 8.75, the value of the shares is $585.2M
    - A substantial portion of such shares is hedged
    - In connection a payable of $77.8M is due by ST to Francisco Partners
  - future full ownership of the Numonyx M6 facility in Catania, Italy,
    - ST has committed to contribute it to the new photovoltaic joint initiative owned 33% by ST; valued 60M €

Financial impact to ST

- **Total consideration, net of the payable, of $580M**
- **Eliminated the risk of $225M related to the ST's guarantee to a Numonyx loan, which has been repaid in full at closing**
- **Opportunity to accelerate the recovery of $250M of restricted cash, due to the earlier redemption of the Hynix-Numonyx deposit**

- $800M to over $1B improvement of ST's capital structure
- ST's estimated gain after tax to be recorded in Q210 P&L: ~$245M*

* Based on Micron's trading price of $8.75 per share on May 6, 2010.

STMicroelectronics

8

A Solid Financial Foundation
(US$ million) Dec. 31, 2008 Dec. 31, 2009 Mar. 27, 2010
Available Cash 1,640 2,394 2,342
Restricted Cash 250 476 368
Marketable Securities, Non-current 242 42 47
TOTAL 2,132 2,912 2,757
Total Financial Debt (2,677) (2,492) (2,191)
Net Financial Position (545) 420 566
DIVESTITURES
o $1.1B net proceeds from
M&A in 2009
S l fN i M
2016 CONVERT BOND
o Dec 2009 / Jan 2010:
repurchased $316M
ARS LITIGATION
o February 2009: won FINRA
award ordering Credit Suisse to
o Sale of Numonyx in May pay to ST $406M plus interest
2010: will increase liquidity
by an estimate of over
$500M after lock-up period
o Sale of Phoenix signed in
May 2010
o In Q210 repurchased
additional $55M
o 15.3M shares to be
cancelled
o Redemption of residual
$673M likely due in
February 2011
o December 2009 collected $75M
o March 2010: won in US District
Court: confirms award and
denies CS motion to vacate
o CS may still appeal but based
on the award and the Federal
Court, ST can expect to collect a
further $354M including interest

Dividend Evolution
Company % Yield**
MCHP 4.85%
TSM 4.58%
Dividend Yield as of
May 31, 2010:
MXIM 4.45%
STM 3.62%
LLTC 3.16%
INTC 2.74%
XLNX 2.49%
NSM 2.24%
AMAT 1.91%
KLAC 1.92%
TXN 1.89%

Our Opportunities

Assets Lighter Strategy
CapEx to Sales Ratio Depreciation by Wafer
2009 Base = 100*
5.3%
*Based on assumed (euro)/$ rate of about 1.30.
12

Manufacturing focused to reduce wafer costs, after return to full loading
o Currency, cash cost efficiency and roll-over depreciation are expected to contribute to about 10% wafer cost reduction from Q110 thru Q410*
o Further cost reduction after the final phase-out of Phoenix fab, from Q210
o Assembly cost reductions driven by volume, shift to Asia and Gold-Copper conversion
Continuous Focus on Cost Reduction
Wafer Cost Index (Base 100 Q110*)
*Based on assumed (euro)/$ rate of about 1.30.

Completing the On-Going Restructuring
Closure of
Phoenix
fab by
Q111
~550
headcount
reduction
by mid-
2010
~$280M in
cost
savings at
completion
vs. Q110
~600
headcount
reduction
by end
2010
14

Currency Exposure
Q110
Total Costs (COGS+OpEx) By
Currency (Q110)
Quarterly Currency Effect: +1% change
o (plus-minus)$4 to $5 million impact to gross profit
o (plus-minus)$4 to $5 million impact on operating expenses
o (plus-minus)$8 to $10 million on operating profit
(euro)(*)
46%
$
44%
50%
60%
70%
80%
90%
100%
Hedging: % of Euro exposure currently hedged**
Unhedged
15
*Euro ((euro)) includes currencies such GBP, CHF, MAD Morocco.
**As of May 31, 2010.
Other 5% SEK 5%
% Hedging of
total (euro) costs
0%
10%
20%
30%
40%
Q3 10 Q4 10 Q1 11 Q2 11
Hedged before May 3, 2010

ACCI: Performance & Targets*
ACCI
$
Mid-term
Teens
Q410*
US$M
High Single
Digit
Q110
5.3%
*Q410 assumes revenues based on a substantial continuity in market demand trends and an effective exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
**Segment operating results exclude, among others, unsaturation charges.
Operating Margin**
Revenue
16

IMS: Performance & Targets*
$ Q410
High Teens
Q110
11.3%
Operating Margin**
Revenue
17
*Q410 assumes revenues based on a substantial continuity in market demand trends and an effective exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
**Segment operating results exclude, among others, unsaturation charges.

Wireless: Performance & Targets*
Q410
Mitigate losses
Q110
-19.9%
US$M
50%
losses are
minority
interest
Operating Margin***
Revenue
ST-Ericsson plans profitability at
quarterly revenue run rate of (greater or equal) $750
million, after restructuring is complete
18
*Q410 assumes revenues based on substantial continuity in market demand trends and an effective exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
** See appendix - Q308 included 2 months of former NXP business and was before formation of
ST-Ericsson.
***Segment operating results exclude, among others, unsaturation charges.

Effective Tax Rate
o Sustainable ETR: 16% (plus-minus) 3/4 3 points
o Once ST moves to a higher overall
profit before tax and a more
ST Operations:
~16% ETR
ST-Ericsson:
Similar structure
as ST
uniform distribution of earnings
among ST operations and
ST-Ericsson
o Tax structure is still a competitive
advantage
o Short term ETR
Mid-Term ETR
16% (plus-minus) 3/4 3pts
Short-ST Operations:
ST-Ericsson:
o Currently estimate a significantly
higher ETR and will improve as
ST-Ericsson recovers from losses
19
~16% ETR Benefit on losses
at much lower rate
2010 increase
in ETR

Our Target Model

Financial Model*
Transitional Model:
~ All segments at / above break-even
Low / mid-single-digit operating margin
Back to net operating cash flow of 6% to 10% of sales
Q409 - Q110 Achievements
Operating margin: 3.5% in Q4 down to 0.5% in Q110 on
seasonally lower revenues
Excluding Wireless: operating margin 7.4% in both periods
Net operating cash flow: 8.6% and 7.6% of sales respectively in the two periods
ST Financial Model
9% to 12% operating margin x 1.3-1.4 net assets turns
12% to 18% return on net assets (RONA) target
Double digit net operating cash flow as % of sales
21
*See appendix
12

....Achievable in Short Term
0.5%
9%
12%-18% RONA
or
16%-22% RONA
attributable to ST
OpEx Leverage
New Products
Manufacturing
Restructuring
Currency
Price
Q110 Prices New Products Manufacturing Currency Restructuring OpEx Leverage Q410
Operating
Margin*
Q110
Target
Operating
Margin*
22
* Operating margin before restructuring charges: not a GAAP measure, please see appendix.

....by Improvements in All Segments*
0.5%
9%
IMS: from 11% to High Teens*
ACCI: from 5% to High Single Digit*
Wireless: substantial reduction of losses*
12%-18% RONA
or
16%-22% RONA
attributable to ST
Q110 Prices New Products Manufacturing Currency Restructuring OpEx Leverage Q410
Operating
Margin**
Q110
Target
Operating
Margin**
23
*Product segment targets assume substantial continuity in market demand trends and an effective exchange rate between 1.25 (euro)/$ to 1.30 (euro)/$.
**Operating margin before restructuring charges: not a GAAP measure, please see appendix.

Shareholders Value Proposition
World-wide
semiconductor
leader
Semiconductor
industry recovery
Strong capital
ST value driven
Moving towards
solid profitability
model
24
strategic
transformations
Innovative products
and expanded
customer base
structure

Appendix
o Net operating cash flow is defined as net cash from operating activities minus net cash used in investing activities, excluding payment for
purchases of and proceeds from the sale of marketable securities (both current and non-current), short-term deposits and restricted cash. We believe
net operating cash flow provides useful information for investors and management because it measures our capacity to generate cash from our
operating and investing activities to sustain our operating activities. Net operating cash flow is not a U.S. GAAP measure and does not represent total
cash flow since it does not include the cash flows generated by or used in financing activities. In addition, our definition of net operating cash flow
may differ from definitions used by other companies.
o Net financial position: resources (debt), represents the balance between our total financial resources and our total financial debt. Our total financial
resources include cash and cash equivalents current and non current marketable securities short equivalents, non-securities, short-term deposits and restricted cash, and our total financial debt include bank overdrafts, the current portion of long-term debt and long-term debt, all as represented in our consolidated balance sheet.
We believe our net financial position provides useful information for investors because it gives evidence of our global position either in terms of net
indebtedness or net cash by measuring our capital resources based on cash, cash equivalents and marketable securities and the total level of our
financial indebtedness. Net financial position is not a U.S. GAAP measure.
o Adjusted Net Earnings is a non-GAAP measure and is used by the Company's management to help enhance an understanding of ongoing
operations and to communicate the impact of the excluded items. Non-GAAP earnings excludes impairment, restructuring charges and other related
closure costs attributable to Parent Company's shareholders, the impact of purchase accounting (such as in-process R&D costs and inventory stepup
charges), other-than-temporary impairment charges on financial assets and impairment related to equity investments, net of the relevant tax
impact.
o Financial Model: Presented at May 2009 Analyst Day
o Key Information on Consolidation / Deconsolidation:
o ST completed the deconsolidation of its Flash Memory Group (FMG) segment and took an equity interest in Numonyx on March 30, 2008,
which is reported under the equity method of valuation with a one quarter lag in reporting.
o ST-NXP Wireless, a joint venture initially owned 80% by ST, began operations on August 2, 2008 and was fully consolidated into ST's
operating results. On February 1, 2009 and prior to the closing of the merger of ST-NXP Wireless and
Ericsson Mobile Platforms to create
ST-Ericsson, ST exercised its option to buy out NXP's 20% ownership stake of ST-NXP Wireless.
o ST-Ericsson, a joint venture owned 50% by ST, began operations on February 3, 2009 and is consolidated into ST's operating results as of
that date. ST-Ericsson is led by a development and marketing company and is consolidated by ST. A separate platform design company
providing platform designs mostly to the development and marketing company is accounted for by ST using the equity method.
o Wireless Segment: As of February 3, 2009, "Wireless" includes the portion of sales and operating results of the 50/50 ST-Ericsson joint venture as
consolidated in the Company's revenues and operating results, as well as other items affecting operating results related to the wireless business.
o Sales recorded by ST-Ericsson and consolidated by ST are included in Telecom and Distribution
25

Pre-Tax Items to Adjusted Earnings*
RESULT
NXP Wireless Inventory Step-up
Genesis in Process R&D
NXP Wireless in Process R&D
Impairment & Restructuring Charges
(attributable to Parent Company's
shareholders)**
57
76
22 65 20 240
88
21
76
481
Other-than-Temporary Impairment
Numonyx Impairment
14
300
68 139
203
138
480
OPERATING
NET EARNINGS
Estimated Income Tax effect of Adj. (46) (27) (15) (79) (141)
Adjusted Net Earnings* 134 36 62 (627) 356
*See appendix.
**Total impairment & restructuring charges were $96M in Q409 and $33M in Q110.

Sustainable Technology &
Leadership
Jean-Marc Chery
Chief Technology Officer

Introduction
Technology is bringing a competitive advantage to ST in the field of multimedia convergence and power applications
o R&D leadership &
technology
segmentation
o R&D value chain
breakdown &
management
o Technology programs
status & roadmap
o Summary
2

Technology R&D Leadership Brings:
o Fast Time to Market
o First device tape out
o Device volume and yield ramp up
o Innovation
o Performance, power, area scaling
o Cost of ownership, design simplicity
o Supply Chain Multi Sourcing
o Time to market first source
o Second / alternative source
3

CMOS Logic/Analog Characteristics
Industry first
Serializer/Deserializer
for networking in bulk
silicon (CMOS32 LPH)
High
Performance
Power
leakage
Design
simplicity
General
Purpose
Low-Power
Cost of Area scaling
ownership
4
Analog /
Derivatives

Value Chain Breakdown

Fundamental Research	Advanced Semiconductor R&D	Technology Development	Manufacturing
▪ Screen new materials & processes	▪ Innovation in integrated device & process technology	▪ Process qualification ▪ Technology to design ▪ Design platform qualification ▪ Device performance master plan	▪ Fast yield learning curve ▪ Multi source enablement

Accelerates technology innovation and leverages multi third party competence centers

- Foundation / advanced R&D through joint academia / research institutes cooperation
  - CEA LETI: a cornerstone
- Advanced CMOS, both low power and general purpose, R&D through ISDA
  - Advanced R&D pre T0

Balancing technology operations with internal/third party competence centers:

- Advanced CMOS process through International Semiconductor Development Alliance (ISDA) with strong concurrent development activities
- Analog and Derivatives process through internal cluster of Agrate and Crolles
- Distributed design enablement through Agrate / Crolles / Greater Noida

STMicroelectronics
5

Value Chain Management: Innovation
o Process flow
o Device architecture
....creates the difference on device ideal balanced performance vs. applications
o Leverages best-in-class innovation vs.
T td d t
Distributed, Cooperative R&D
6
o Targeted products
o Critical decision factors
o Technologies
o Mitigates risk of choice
o Shares expenses

Value Chain Management: Operations
Concurrent ISDA engineering enables best-in-class and lean
development techniques for:
o Better silicon proven solution and lower cost
o Manufacturing synchronization for wafer fab
Focused ST cluster on advanced CMOS concentrating activities of industrialization, derivatives/analog development, design platform enables:
o Fast volume yield learning internal ramp up
o Multi sourcing enablement
o Fast learning cycle for time to market
volume, o Lean capex and opex
o Technology differentiation
o Best-in-class technology to design, enablement
o Efficient design platform
7

Technology Leadership...
o Strengthening core competencies: device
architecture, process integration, design enablement
Crolles:
o Low-power device
o RF add-on devices
o Embedded Dram and high performance device
o CMOS imaging sensor
o Photo lithography, TSV and 3D
o Agrate:
o Smart-Power and analog
o Embedded Nvm
o Greater Noida:
o Design enablement

....Enables...
o Competitive innovation driven by ST's
proactive approach and credibility
o Global and networked R&D competence
centers optimized and managed by ST
o ST's commitment to a sustainable
innovation expenses-to-sales ratio
9

Status of Key Programs
Prototyping, production ramp up Q410
CMOS 40LP Prototyping, production ramp up Q211
CMOS 32LP Prototyping, production ramp up Q311
CMOS 32LP Crolles 300 installing capacity
CMOS 28LP Designing, prototyping Q211
10

Yield Learning - D0 Trend
Tremendous improvement of time to yield generation after generation
D0 Poisson (def/cm(2))

U8500 Platform
Designed on ST leading-edge, LP 45nm -
a key enabler to achieve the performance
Technology / Product Intimacy
Immediately ported to the LP 32nm
ensuring economical sustainability
and further performance improvement
Cortex A9 @ 1.5 GHz
12

HKMG gate first ideal for balanced performance,
power, area scaling, cost and design simplicity
Performance Power Area Cost CMOS32/28 LP
0
50
100
Cost Dynamic Power
Static Power
Sram Power
Area
ISDA
Competitor 1
Competitor 2
13

CMOS 65RF Prototyping, production ramp up Q310
Other Key Programs
CMOS F9 Production ramp up started Q309
CMOS F10 Prototyping, production ramp up Q310
BCD8 A Production ramp up started Q309
BCD8 AS Prototyping, production ramp up Q310
14

BCD8 A
Key description
o Technology: BCD8A-40V 4 metal
Cu - 30 Mask
o Die size: 51mm2
o Challenges:
o 1st automotive BCD8 product
o New HIQUAD110 package
o Bonding: CU wire 1mil POA 2mils
15
POA, passive, UBM (NiPd)

VLSI Platform R&D Model
120
130
enses
Exit of Crolles2 alliance
partners end 2007
80
90
100
110
00 = 2007 Technology R&D Expe
Current model, through
participation in alliances
resulting in R&D
productivity increase
60
70
2007 2010 Index 10
ST internal technology R&D cost (before grants)
Former partners participation to Crolles2 Alliance costs
16

CMOS Technology Roadmap
2009 2010 2011 2012
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Ready for production
Ready for prototyping
CMOS 32LP
CMOS 28LP
CMOS 28LP
CMOS 20LP
CMOS 20LP
Low
Power
ST
CMOS 28G
CMOS 20G
General
Purpose
ISDA

CMOS45...28 LP/G Manufacturing Source
Technology / Source First TTM Second Alternative
CMOS 45LP No
CMOS 40LP
CMOS 40G No No
CMOS 32LP No
CMOS 28LP
CMOS 28G No
Crolles 300
One of multi-foundries source
Another one of multi-foundries source
18

Derivatives/Analog Technology


Ready for production
Ready for prototyping
2009
2010
2011
2012
Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4 Q1 Q2 Q3 Q4
Analog Mixed Signal
CMOS 65RF+Passive+Energy Mgt
CMOS 55RF
CMOS 40RF
CMOS 28RF
Analog BCD
BCD6 S Offline – 50/100/190V
BCD8SH – 60/100V
BCD8SP- 8/18/40V
BCD9
Embedded Flash
CMOS F10 -90 nm
CMOS M10+-80nm
CMOS M55
ST

STMicroelectronics
19

Derivatives/Analog Manufacturing Source
Technology / Source First TTM Second
HCMOS9A Crolles 200 Foundry *
CMOS65/ 55RF Crolles 300 Foundry *
CMOS55
eFlash
Crolles 300 Foundry *
CMOSF10 Rousset 8 Foundry *
BCD8 Agrate 8 Catania M5
* One out of multi-foundries sources
20

The Future is Bright...
Devices architecture (FDSOI, FinFET 3D)
Gate FDSOI=2D FinFET=3D
Photolithography (multiple patterning, extreme UV)
21

3D/Heterogeneous integration: a competitive advantage on the solution cost at same device performance, power leakage and area scaling
Solution cost is driven by process and design complexity
....as Innovation Drives Breakthroughs...
-
o Communication bandwidth
rapidly increasing from few Gb/s
to 100Gb/s
o Copper wire technology not able
o Optical
connections
already present in
servers/routers
rack to rack
Photonics on Silicon
22
to sustain such data rates
o Photonics on silicon technology
allows die to die and within die
optical communication
CMOS
wafer
transistors metal interconnects
F
C
Modulator

....and Aligns ST with Key Trends
Derivatives / Mixed Signal Analog trends:
o Integration on single chip of digital analog and RF add on devices
o Flash cell architecture, driving area scaling
Power / Analog trends:
o Some increase in Logic content but decrease of die area with
160nm/130nm technology nodes
o New modules architecture and materials
for better power / analog features

ST's Technology & Leadership: Summary
o Enables differentiated / competitive product positioning through:
o Device integration and device add-on for derivatives / analog
o Design enablement
o Specific process modules for best device performance
o Fast yield learning cycle time techniques
o Cooperative model allowing leveraged capture of technology innovation and risk mitigation:
o Leverages: Full multi sourcing supply chain efficiency
o ST's results and commitment:
o Demonstrating competitive advantage at 40nm; strengthening it again at 28nm, then offering most advanced platforms for derivatives/analog as well
o Moving to 20nm and beyond, with increasing complexity and facing the industry's most challenging major architecture, process, and equipment disruptions
o Continuing to invest in deep knowledge of process, design enablement, manufacturing and their interactions
Undisputed Leader in Multimedia Convergence and Power Applications
24

Multimedia Convergence &
ACCI Sector Overview
Philippe Lambinet
General Manager, Home Entertainment & Displays Group

ACCI Focus Applications
Automotive
Computer &
Communication
Infrastructure
Home
Entertainment
& Displays
Leveraging Technology R&D / Multimedia Convergence

ACCI Revenues
ST Q110 Sales: $2,325M
ACCI Q110 Sales: $909M
39%
35%
25%
1%
34%
29%
37%
ACCI IMS Wireless* Others
* See appendix
** Includes Imaging business
Automotive (APG)
Computer and Communication Infrastructure (CCI)
Home Entertainment & Displays (HED)**
3

ST Driving Multimedia Convergence
State-of-the-Art
CPU
Audio/Video
Encode/Decode
3D GFx
Networking
Car TV
Multimedia Key Enablers
oLeading positions in all
convergence markets
oLow-power process
roadmap
oBroad system know-how
Key Drivers
oServices
oUser interface
oLow-power
Smartphone
Netbooks
4

Automotive

Automotive Market Growth Factors
More Cars, More Electronics
CAGR 2009-2016:
Cars: 6.2%
Electronics: 8.5%
250 Silicon: 10.2%
270
283
298
311 319 325 333
20000
25000
30000
35000
arket (M$)
ASIC-ASSP
MCU
Power
Sensors
Electronic ignition
Electronic gearbox
Air conditioning
Antilock brakes
Navigation
Adaptive cruise ctrl
Airbags
Stability control
Night vision
Telematics
Bluetooth
Start/stop
Pedestrian detection
Lane change
Driver assist maps
Car 2 car
Internet
Brake-by-wire
Steer-by-0
5000
10000
15000
2009 2010 2011 2012 2013 2014 2015 2016
Silicon Ma
Standard
Others
Silicon/Car ($)
1975 1985 1995 2005 2015
Central locking
Car radio
Seat heating
Automatic mirror
Xenon light
Hybrids
LED lighting
Steer by wire
Electric vehicles
25M cars 32M cars 36M cars 64M cars 86M cars

ST: #3 in Global Automotive IC's
ASIC-ASSP, MCU, MPU, VIPower, RF, Vision Sensors, DSP
Products
Power Train
Engine Transmission
Door Modules,
Anti-theft
Lighting,
Wipers
Body
Electronics
HVAC,
Cluster
Chassis-Safety
Braking
Steering
Airbag
Infotainment
Car
Infotainment
PND
Telematics
GPS
Customers Applications Segments

Trends and Accomplishments in Automotive

Trend:
Innovation driven by social responsibility
- Emissions, safety, connectivity

ST Strategy:
Innovate with the leaders

Accomplishments:
- 32-bit MCU awarded by North American OEM for a new global transmission platform
- Chosen as a supplier of a next generation powertrain MCU platform with 55nm embedded flash for a major Tier 1
- 1st worldwide Li-Ion battery manager IC in a mass production plug-in hybrid vehicle
- Selected to develop a new radar baseband IC for adaptive cruise control for a US Tier 1



Trend: Large emerging markets with different needs and requirements

ST Strategy:
Fast time to market at different feature and cost points

Accomplishments:
- Chosen to provide a full IC portfolio for Asia airbag platform of major European Tier 1
- MCU award by the fastest growing Chinese carmaker for all powertrain
- Steady #1 in China, doubling revenue in auto electronics every year from 2006 to 2011
- Gained 100% share of car radio tuner for two major Japanese Tier 1s for China

STMicroelectronics
8

Computer & Communication
Infrastructure

Leader in Digital and Analog ASIC
CARTRIDGE HDD PRINTER NETWORK
Motor
Controller
Digital
ASIC
BS RF &
Active
Print
Heads
& Head
Drivers
BCD
& SOC
HCMOS
Cables
Drivers
MFLD BICMOS
TOP 1 TOP 2 TOP 3 TOP 3
10

Market Trends and Strategy in ASIC
o Cloud computing will fuel the next wave, generating increasing demand for
(green) infrastructure and transforming all applications in cloud conscious clients
o ASIC continues to be an effective win-win model for CCI customers and ST continues to be committed to it
Cloud Computing Web Connected Internet Traffic Green Systems
o The strategy: expanded product offering and flexible business model
o Key achievements
o Significant design wins in the areas of communication infrastructure and printers in digital
o Launch of the first 32nm bulk platform for networking applications
o Expansion of the SPEAr family with the launch of the 1300 series

CCI Growth Drivers
BiCmos ASIC
for AOC and RF
PrintHeads for
InkJet Printers
Digital ASIC for
Networking
Printer SOC and
SPEAr eMPU
12

Home Entertainment & Displays

Consumer Electronic Trends
o Analog switch-off
o Increasing demand for Pay TV and FTA satellite
o New connected services 150
200
250
Mu STB Market Evolution
o Content aggregation - broadcast & IP
o Services across all consumer devices
o Exciting entertainment experience
o 3D stereoscopic TV
o GUI technologies - 3D graphics, MEMS...
o LED BLU
o 0
50
100
250
300
DTV Market Evolution
Mu
Environmental factors
o Power consumption
o Green production
0
50
100
150
200
Source: iSuppli, IMS
1

Our Application-Platform Evolution
Gen. 1 Gen. 2 Gen. 3 Gen. 4
Fully open
connected
New services
New UI
Best
performance
HD H.264
market
platform
internet TV
enabler / cost ratio Client / Server
STi7100
STi7103/FLI106xx
STi7105
STi7104/FLI326xxH
STi7108
FLI7510
7109, 5202 7111, 7141, 7200
5211, 5206, ...
71xx, 52xx
STi7xxx
FLi7xxx
MPEG2 1000 DMIPS CPU Dual CPU & L2 cache Multi-core SMP CPU
Mass production Mass production In design
Production: 2007 a(3) Production: 2009 a(3) Production: 2010 a(3) Production: 2011 a(3)
Samples now
>5000DMIPS
Introduction of:
Dual 1080p60 decode
HD encode
Display Port, MOCA 2
>2000 DMIPS
Introduction of :
1080p60 decode
3D GL-ES2.0
MOCA 1.x
Introduction of :
AVS HD
DDR2
e-SA

HED H1 2010 Highlights

- **Gen. 2 based STB massively deploying**
  - Mass production started in June 2009
  - 55nm process with >10 products families
  - > 50 customers in production now
  - > 50% of ST total STB shipments from 2010

- **Gen. 3 getting ready for ramp up in 2010**
  - Gen. 3 introduced at CES 2010
  - Freeman/FLI7510 solution for DTV designed in at multiple partners
  - >20 partners enabled with STi7108 platform
    - Develop new category of STB & mediacenter
    - Develop new software for new services
      - RIA, GUI, gaming, mediaserver, …

STMicroelectronics
16

Conclusion

Multimedia
convergence
o Power
management
o (less than or equal)45nm CMOS
o BCD, BiCMOS
o Microfluidics
o Analog/RF
P fl Broad/Deep
ACCI Key Strengths
Powerful
Technologies
Product
Portfolio
Consolidate
Leading
Positions
o ASICs
o Platforms
o Innovative
products
o Excellent service
/ support
Flexible
Business
Models
Serving
Market
Leaders
18

ACCI Strategy

- Expand market share
  - Leverage key strengths
  - Capture larger share of new markets / new product generations
  - Diversify / grow customer base
- Participate in market recovery
  - ACCI still significantly below pre-crisis level
  - Favorable market trends in targeted segments
  - Solid financial position is a competitive advantage
- Increased focus of R&D effort
  - Shared platform
  - Innovative ASICs business models
  - Collaborate with key customers, partners and research institutions
- Optimize manufacturing
  - Increase manufacturing efficiencies
  - Align capacity with demand
  - Accelerate development / move to new processes
- Improve profitability towards high single digit operating margin by the end of 2010 and in the teens in the mid-term



DTV
Networking
32-bit MCUs for Auto
Multimedia convergence
SPEAr platform
Automotive industry recovery
Selected capacity expansion

Key drivers to grow sales and profitability

STMicroelectronics
19

IMS Overview &
Advanced Analog & Smart Power
Carmelo Papa
General Manager, Industrial & Multisegment Sector

IMS at a Glance

Innovation Results:
• 5 new products per day
• ~20% of sales with products less than 2 years old
• 2 new system solutions (boards) per week
Technical Resources: (designers, application engineers, technical marketing)
ANALOG & MEMS 45%
DIGITAL 35%
POWER DISCRETE 20%

2009 IMS key facts
TAM = $42B
Billing = $2.66B
Market Share = 6.3%

World Wide Competence Centers



Schaumburg
Boston
Prague
Seoul
Shanghai
Tokyo
Catania
Noida
Taipei
Singapore

Technical support located near customers in all sales regions

Source: WSTS, ST

STMicroelectronics
2

IMS Results & TAM Evolution
OEM
EMS
By Customer Type
2015
(US$B)
CAGR
(2010 ~2015)
Digital 19 5.8%
A l & MEMS 32 6 4%
Distribution
Industrial
Consumer
Computer
Automotive
Telecom
By Market Segment
Analog 6.4%
Power Discrete 20 5.7%
Total IMS 71 6.0%
Power
2015 TAM Split
Greater
China &
South
Asia
EMEA
Japan &
Korea
America
By Region
Digital
Analog &
MEMS
Discrete
Source: WSTS, STMicroelectronics

IMS Billing Split & Evolution
36%
38%
40%
42%
44% IMS Sales weight
2009 Sales Split
22%
24%
26%
28%
30%
32%
34%
Q1'06 Q2 Q3 Q4 Q1'07 Q2 Q3 Q4 Q1'08 Q2 Q3 Q4 Q1'09 Q2 Q3 Q4
Power Analog & MEMS Digital
4

IMS: Analog
*R ki f t t t lSTA l IC l
Analog Ranking 2009
Analog ICs* # 2
Key product family Key target applications
Power management ICs Power supply, solar, lighting
Mixed signal ICs Mobiles, peripherals, portable medical
Ranking refers to total ST Analog ICs sales
o Ability to integrate analog and power in a single chip or in a single package in power conversion and power management applications
Competitive Advantages:
Battery management ICs Mobiles, PDAs, e-Books
LED driver ICs Street lighting, building, panel arrays
o System know-how enabling the design of dedicated ICs for complex applications and a variety of reference designs for medium and small customers
o Ability to deliver system solutions including sensors, analog ICs, microcontrollers and power discrete
o The world's largest and most cost effective 6" front-end fab in Singapore
5
Source: iSuppli, ST

IMS: MEMS

MEMS* Ranking 2009
All Segments # 1
(except Automotive)

*MEMS accelerometers & gyroscopes

Key product family	Key target applications
2 or 3-axis Accelerometers	PDAs, mobiles, toys, notebooks, multimedia devices
Gyroscopes	Games, camcorders, camera stabilization, GPS
Microphones	Games, mobile phones, laptops

Competitive Advantages:

- **Integration in a single package of MEMS, data converters and RF transceivers for smart sensor networks**
- **Proprietary innovative silicon and packaging technologies for miniaturization and ultra-low-power fitting medical and portable applications**
- **First in the world to adopt an advanced 8" inch wafer fab (Agrate)**

Source: iSuppli, ST

STMicroelectronics
6

IMS: Power Discrete
Key product family Key target applications
HV Power MOSFETs Power supply, lighting, solar
Rectifiers Power management
Power Discrete Ranking 2009
Power MOSFET (High Voltage) # 1
Protection & IPAD # 1
o The widest range of power technologies and packages from low to very high voltage (MOSFET, IGBT, Bipolar, IPAD, Rectifiers) offering the highest efficiency in
ACS switches Home appliances
Protections & IPAD Mobiles, USB/HDMI
interfaces, wired data transfer
Competitive Advantages :
Thyristors # 1
Rectifiers & power diodes # 3
the most demanding applications
o Expertise in composite materials (SiC, GaN) for high frequency and very high temperature applications (electric cars, photovoltaic converters, wind generators)
o Extremely competitive manufacturing machine (Singapore, Longgang, Shenzhen)
7
Source: iSuppli, ST

IMS: Digital

Digital Ranking 2009
EEPROM, EPROM # 1
Smart Card # 3

Key product family	Key target applications
RFID & RF EEPROMs	Access control, tracking systems
Microcontrollers	Low-power medical and portable equipment
32-bit smartcard ICs	Mobile phones, data security

Competitive Advantages:

- **Common technology and high-performance core (ARM® Cortex™) platforms for smartcards and microcontrollers**
- **Ultra-low-power technology suitable for battery operated and medical applications**
- **Complete hardware and software solutions for secure applications (STB, banking, access control, NFC)**
- **Special set of peripherals for connectivity (RF, ethernet), human machine interface (touch sensing) and real time control (motor control timers)**

Source: iSuppli, ST

STMicroelectronics
8

IMS: Key Strengths
o Analog drivers
o High voltage power MOSFET
o Rectifiers
Consolidated
IMS Key Areas
Lighting
Switch mode
power supply
Motor
control
o Smart power ICs
o Power transistors
o Microcontrollers
o Analog ASSP ICs
o Microcontrollers
o Power transistors
9
Secure Mobile
transaction
o IPAD
o MEMS and sensors
o Audio amplifiers oSmartcards

Expanding into New Focus Areas
10
Source: iSuppli, Semicast

Innovation is Still IMS Key Driver

System Innovation

Complete reference designs
(Hardware & Software) for
medium and small accounts
Our System Approach
o More than 550 reference
designs available to
support our worldwide
design-in activity
13
o Innovative new product definition
thanks to feedback from customer
system know-how

System Innovation in Energy
o Hybrid Electric Traction
o Motor drivers
o Power conversion
o Battery-cell management
o Fast battery charger
o Photovoltaic panel converters
o SmartGrid
14
o Smart energy metering
o Smart appliance plug
o Power-line modem

System Innovation in Automation
o Home automation through
advanced wired (200 Mbit/s)
and wireless connectivity
o Application Specific Integrated
Modules (ASIMs) for robotics
and industrial automation
o Sensor networks for building
automation
ASIM
Embedded motor drive
module, remotely
controlled by ethernet
15
o Low-power energy harvesting
and storage
Flexible rechargeable battery

System Innovation in Healthcare

- **Remote patient monitoring**
  - Blood pressure
  - Heart beat
  - Electrocardiograph
  - Eye pressure sensor
- **Movement reconstruction**
  - Rehabilitation
  - Fitness
- **Patient treatment (i.e. insulin pump)**

Portable distributed diagnostics and remote monitoring


Flexible lens for eye pressure monitoring
Electro cardiogram
Insulin nano pump
Temperature sensor
Pressure sensor
Movement recognition
Body Gateway
Step counter

STMicroelectronics
16

Technology Innovation

Emerging Applications Require Smart Integration:
Moore's Law and More than Moore


"More than Moore": Diversification
Analog/RF
Passives
HV Power
Sensors, Actuators
Biochips
"Moore's Law": Miniaturization
Baseline CMOS: CPU, Memory, Logic
130nm
90nm
65nm
45nm
32nm
22nm
V
SiP
SoC
SoC and SiP mix for Higher Value Systems
Beyond CMOS: Quantum Computing, Molecular Electronics Spintronics

STMicroelectronics
18

ST Enabling Technologies: "More than Moore"
o MEMS & smart o Flexible ICs
sensors
o Harvesting & thin film
batteries
o Advanced BCD,
BCD-SOI
o New materials: SiC &
GaN
o Ultra-low-power
technologies
19
o Advanced packaging &
system-in-package
o 3D heterogeneous
integration / TSV
o Microfluidics

Product Innovation

Smart Meters
Smart Meter IC
MICROCONTROLLER
ETHERNET
PORT
INPUT
DSP COPROCESSOR OUTPUT
DATA CONVERTER
Smart Meter IC
System on Chip
POWER SUPPLY PROTECTIONS DISCRETE
COMPONENTS
SOFTWARE
TIMERS ENCRYPTION EMBEDDED
Data Security
ACCELERATOR
ENGINE
VOLT
AMPLIFIERS REG. MEMORIES
ANALOG MODEM
FRONTEND
21
More than 40M smart meters with ST's power-line
modem connectivity already installed in the field
Source: ABI Research, ST
Target Applications:
o Electricity meters
o Water meters
o Gas meters
Smart electricity meters TAM 2009: 76M units
CAGR 2010-2013: ~18%

Micro Inverter Modules



Micro Inverter
Cool Bypass Switch
MPPT
Max Power Point Tracker
DC/DC
Converter
DC/AC
Inverter
MOSFET
SiC
PLM
Power Line Modem
Monitoring & Diagnostics
(Energy Level, Faults, etc.)

- Maximizing energy output (MPPT)
- Energy monitoring (daily, monthly, yearly, etc.)
- Diagnostic and anti-theft & anti-tearing protection
- Reducing operation cost due to modularity



Remote Monitoring & PV Panel Control
PLM
PLM

Electronics on panel value from $1.50 to $15
PV energy production growth
- 2010 → about 7 GW
  (~35 million single photovoltaic panels)
- 2020 → about 56 GW

Target applications:
- Photovoltaic panels

Source: European Photovoltaic Industry Association, ST

STMicroelectronics
22

LED Lighting Driver ICs
Driving LEDs using AC-DC solutions
.... more light with
Luminous efficacy
LED >100 lm/W
Driving LEDs using DC-DC solutions
g
less energy
TL 70 lm/W
CFL applications:
LED Array Drivers
50 lm/W
Target o Display & signs
o General illumination
o Backlight LED TAM 2009: 63B units
Filament 15 lm/W
o Signal lighting
Source: iSuppli
CAGR 2010-2013: 30%

Motherboard Power Management ICs

- Enabling next generation motherboard power management solutions

Multi Segment ICs	Motherboard Dedicated ICs
Low power consumption switching regulators	CPU power management controllers
Single and multi phase DC-DC controllers	Multi output controllers
High density DC-DC controllers	Multi output regulators
High efficiency switching regulators	LED backlight drivers

Target applications:
- Desktop
- Laptop
- Server





Server



Laptop



Desktop

TAM 2009: $2.6B
CAGR 2010-2013: ~12%

Source: iSuppli

STMicroelectronics
24

MEMS Gyroscopes



Driving direction
No Angular rate
(Pitch axis)



Sensing direction
Angular rate
(Pitch axis)



Target applications:
- Smart phones
- Robotics
- Navigation
- Cameras
- Gaming

TAM 2009: ~$526M
CAGR 2010-2013: ~13%

Source: iSuppli

STMicroelectronics
25

Microcontroller "STM32W"
.... embedding radio
frequency function
o IEEE 802.15.4 open flexible reconfigurable platform
Low power microcontroller
product family, ...
Target Applications:
o Smart meters
o Home & building automation
26
System-on-Chip solution
Microcontroller, radio and firmware
o Wireless sensor networks
o Healthcare
o Consumer
o Remote control
o Home automation 32-Bit MCU* TAM 2009: $3.8B
Source: WSTS CAGR 2010-2012: >10%
*Includes Automotive

Flexible Eye Lens for Glaucoma
7 5 age
Population and aging increase
Flexible Lens IC for wireless sensor
for Continuous eye pressure monitor
o Contact lens (30m thickness)
27
Therapeutic sales for
ophthalmology disorders exceeded
$12B in 2009
Over 7.5 million suffer from agerelated
macular degeneration
o Pressure sensor
o Continuous remote monitoring
o Very low-power RF data transfer
Source: World Health Organization
Target applications:
o Remote patient monitoring

3D Ultrasound Scanner ICs

- **Miniaturization and low-power ICs allow electronics migration from centralized computer to ultrasound beamer**

Old System



New System









3D Image



2D Image

Solution Integrating:

- Power management IC array
- Microcontroller
- Analog front-end and data converter

Target application:

- Echographs with color and 3D Integration

TAM 2010: 83M units
CAGR 2010-2013: 11%

Source: Semicast

STMicroelectronics

28

o Focus on high-margin segments (energy, automation, healthcare)
o System approach to deliver complete solutions to the market
o Boost high-performance, high-margin analog products leveraging on our
IMS Strategy
strong position in MEMS and power management
o Pervade the market with microcontrollers and secure access products based on ARM core leveraging on:
o Ultra-low-power technologies for portable and healthcare applications
o Complete set of analog peripherals including wireless connectivity
o Maintain our leadership in power discrete supporting:
o High-volume and cash-generating products
o New high-margin products utilizing new materials (SiC and GaN)
o Improve profitability towards high teens operating margin by the end of 2010 and above
20% in the mid-term

TOWARDS TRANSFORMATION
Gilles Delfassy, President & CEO

2009: FORMATION
2010: TRANSITION & TRANSFORMATION

FIRST QUARTER SUMMARY
o Net sales $606 million
o Adjusted operating loss $114 million
Net sales
Adj. oper. loss
o Net cash $120 million
o Restructuring plans on track
o ~((50% savings of $230 million plan
o $115 million plan savings from H2
2010
Q1
2009 2010
Q1
Q2
Q3 Q4
3
o R&D efficiency program
o Integration of IT systems
2009 (Pro-forma):
Net sales: $2.7B
Adj. operating loss: $440M
June 3, 2010

2010 PRIORITIES
Competitive cost structure
New portfolio
Pursue profitable growth
4
u sue p o tab e g o t
Focus on priorities and fast transition
June 3, 2010

TRANSFORMING THE COMPANY
E & f h o High-value entry
o Smartphones
o Connected devices
o Application engine
o Modem
o Connectivity
o Diversified customer portfolio
o Open/complete platforms
o Entry feature phones
o Modem only
o Three big customers
o Custom solutions
5
p p p
o Europe and Asia o Global
June 3, 2010

MOBILE PLATFORMS AT THE HEART OF CONVERGENCE
6
Manage the complexity is crucial
June 3, 2010

DELIVERING COMPLETE PLATFORMS IS KEY
Connectivity
GPS, Bluetooth, HDMI
WiFi, USB, FM
Multimedia
3D graphics, HD video,
audio, imaging
Power management
and RF
Modem
2G, EDGE, WCDMA,
TD-SCDMA, HSPA+, LTE
Processors
Multi core architectures,
5000DMIPS
low-power consumption
Software
Open OS web browsing
7
OS, Requirements on wireless semiconductor players are evolving accordingly
June 3, 2010

ENABLING A CONNECTED WORLD
Thin
Modems
Platforms
LTE / HSPA+ Mobility
Best combined UL/DL
performance
Data in every region
M720
LTE/HSPA
M340
HSDPA
M570
HSPA+
M700
LTE
DRIVING MOBILE BROADBAND
EVERYWHERE
Mobile Broadband and M2M Devices
UMTS/ 2G/EDGE
HSPA
LTE TD-]SCDMA
Entry
Application
Processor with
Integrated
Modem
Platforms
High-performance
Smartphone platforms
U8500
2(multiply)1GHz
HSPA+
U68XX
5209
EDGE
M6718
TD-HSPA
U67XX
U6715
U5500
2(multiply)600MHz
HSPA+
TD
THE BEST SMARTPHONE PLATFORMS
FOR ALL TIERS
High-end and mid range smart devices
8
y
Platforms Internet and Multimedia
enabled solutions
Single-chip 2G & EDGE
HSDPA
U33x
HSPA/HSDPA
WCDMA
T72XX
TD-HSDPA
HSDPA
E4908
EDGE
G4850/52
GSM/GPRS
E4910
EDGE
T6718
ADDING VALUE TD-HSPA
TO AFFORDABLE DEVICES
High value entry devices
June 3, 2010

PLATFORM PORTFOLIO

Legend: LTE | TD-SCDMA | UMTS/HSPA | 2G/EDGE

	In Production	Announced	
Thin Modems Platforms	M340 HSDPA; 5209 EDGE; M6718 TD-HSPA	M700 LTE; M720 LTE/HSPA+; M570 HSPA+	LTE / HSPA+ Mobility Best combined UL/DL performance Data in every region
Application Processor with Integrated Modem Platforms		U8500 HSPA+; TD; U5500 HSPA+	High-performance Smartphone platforms
Entry Platforms	U67XX WCDMA; U6715 HSDPA; U33x HSPA/HSDPA; T72XX TD-HSDPA; 65XX EDGE; E4908 EDGE	U68XX HSDPA; E4910 EDGE; T6718 TD-HSPA; G4850/52 GSM/GPRS	Internet and Multimedia enabled solutions Single-chip 2G & EDGE
Connectivity and Enhancements	CG2900 BGF; CW1200 WLAN	AV8100 HD TVout; AV5230 Audio PTE	Complete Platforms

ST ERICSSON

9

June 3, 2010

ADDING VALUE TO AFFORDABLE DEVICES
More features at low cost
High-value entry devices
Enhanced connectivity and multimedia
Integration to single-chip
Best-in-class power consumption
Smart multimedia for all
Linux/Android(TM) support
WQVGA screens, touch-screen and H.264 video
HSDPA for fast content sharing
10
Single-chip ultra low
cost
Dual SIM/Dual standby
USB charging
Single-chip Quad-band
EDGE
Low power , MM touchscreen
QVGA & 3Mpixel camera
G485X E49XX
Affordable
Linux/Android
HSDPA
WQVGA & 5Mpixel
camera
U6715
TD-HSPA
Quad-band EDGE
WQVGA & 5Mpixel camera
T6718
June 3, 2010

HIGH VALUE ENTRY GAINING MOMENTUM
U6715
o Ramping with four new customers in Asia
- multiple models
o Interest from operators across the globe
E49xx
o Two top customers for EDGE & GPRS versions
11 June 3, 2010
Affordable
Linux/Android
HSDPA
WQVGA & 5Mpixel
camera
U6715
Single-chip Quad-band
EDGE
Low power , MM touchscreen

CONNECTIVITY INTEGRATED INTO COMPLETE PLATFORM SOLUTIONS

- Selected by two additional U8500 customers
- Further momentum coming from Asia



CG2900	CW1200	AV8100	AV5230
BT/FM/GPS First 45nm Combo Leading footprint size	802.11a/b/g/n < 50mm2 BOM Integrated FEM, SMPS	HDMI/CVBS combo Full HD 1080p 7.1 audio surround	102 dB SNR Integrated headset AMP Playback Time Extender

12 June 3, 2010 ST ERICSSON

THE BEST SMARTPHONE PLATFORMS FOR ALL TIERS
U8500: Top performance at low power
High and mid-end smart devices
Dual-core processors >1GHz
HD-multimedia 1080p
Full web-browsing experience
Mobile broadband with HSPA+
Powerful 3D graphics - OpenGL ES 2.0
Touch displays, dual screen
Complete solutions with Open OS
13
Dual-core SMP Cortex A9
HSPA+
1080p HD & advanced 3D
Dual-screen support
U8500
TD-HSPA
HSPA+
LTE
Thin modems
Affordable Linux/Android
HSDPA
WQVGA & 5Mpixel camera
U6715
Dual-core SMP Cortex A9
HSPA+
720p HD
Advanced 3D
U5500
June 3, 2010

U8500

THE MOST ADVANCED SMARTPHONE PLATFORM
U8500
o Selected by two additional customers
o Four customers overall since launch
o Supporting various OS
o Symbian and Linux, incl .Android
15 June 3, 2010

DRIVING MOBILE BROADBAND EVERYWHERE
Connected devices and embedded mobility
Advanced modems
HSPA+ mobile broadband for all devices
LTE, the next evolution for high-speed data
TD-HSPA broadband modems for China
Optimized modems for numerous applications
Modem technology from GSM to LTE
Supporting devices from smartphones and netbooks to
consumer electronics and M2M
16
LTE /HSPA+
Proven hand over
100 Mbps
HSPA+ 21 Mbps
Simultaneous full speed
UL/DL
Best in class thermal heat
Dual mode
TD-HSPA & quad band
EDGE
M720 M570 M6718
June 3, 2010

DRIVING MOBILE BROADBAND EVERYWHERE
M570 - M720
Multiple design wins for our advanced modem
solutions
17
HSPA+ 21 Mbps
Simultaneous full speed UL/DL
Best in class thermal heat
M570
LTE /HSPA+
Proven hand over
100 Mbps
M720
June 3, 2010

ADDRESSING MODEM EVOLUTION
Challenges
Increasing air
interfaces
Then Now
TD
LTE
HSPA+
New ST-Ericsson
lti d d
o Software-defined radio access
o LTE 100Mbps, HSPA+ 42Mbps
o Target >2X power
improvement
o Scalable for cost
Power management
needs
2G
2G/3G
EDGE multi-mode modem
architecture
Increasing adoption
BT of connectivity
FM
BT
GPS
WIFI
o Co-existence built-in
o Combos & platform
integration
Increasing
adoption of
connectivity
18
o Building on existing LTE
solution
o Single SW and HW platform
o Drastic reduction of testing
Size & cost
June 3, 2010

2010 PRIORITIES
o Competitive cost structure
o New portfolio
o Prepare the company for future,
profitable growth
19
Focus on priorities and fast transition
June 3, 2010

Region Americas:
The Land of Opportunity
Robert Krysiak
General Manager, Americas Region

Americas 2009 TAM: $35B
Military/Space
Automotive
4%
Top 10 Americas OEM
2009 Spending
Top 10 OEMs:
~62% of TAM
Computer
Platforms
36%
Consumer
7%
Industrial
7%
Medical
4%
10%
2
Source: iSuppli
Computer
Peripherals
Wireless 6%
15%

Americas Forecast
o Consumer CAGR ~ 16%
driven by:
o Game consoles
o LCD TV
A t ti CAGR 12%
o Americas TAM
o 2009-2014 CAGR ~ 7%
o Automotive ~ 20,000
30,000
40,000
50,000
60,000 TAM Revenues Forecast
1.0
1.2
1.4
1.6
1.8
2.0
2.2
Application Growth Forecast
US$M
3
Source: iSuppli
0
10,000
2009 2010 2011 2012 2013 2014
0.8
2009 2010 2011 2012 2013 2014
Automotive Consumer Data Processing
Industrial Wired Wireless

Americas Ecosystem Strength
Design Houses
Venture Capital
Startups
ederal Stimulus
Universities
OEMs
Regulatory
4

North America Economic Environment
US Trade Deficit
o Deficit growth is validating the evidence of recovery from the worst global recession since World War II
o US exports grew faster than imports in 2010 despite a stronger $ vs. (euro) driven by industrial supply, farm products, semiconductors and strong expansion in China
US Imports
o Impacted by lower crude oil prices
US Unemployment
o Rose to 9.9% in April from 9.7% in March
ST Americas end-of-quarter BiBA:
doubled from Q1 2009 to Q1 2010
5

ST Americas: Revenues Trend
o ST Americas is growing the Domestic market while leveraging the
"Design Influence" to expand offshore growth
o Bridging Americas with China and A/P on common strategic plans
o 1Q10 affected by seasonality
Americas Domestic Revenues =
US$M 13% of ST
"Design
Influence"
1Q09 2Q09 3Q09 4Q09 1Q10
Domestic WW
Influence
6

Americas
Computer Peripherals & Communications
Infrastructure

Communications

Communications Infrastructure

- Leading Americas communications players: Cisco, HP, Google, Microsoft, Facebook, etc.
- Mobile data traffic to increase 39X from 2009 to 2014*
- ST well positioned to outperform the market utilizing 32nm ASIC IP portfolio & SPEAr platform
- ST Americas won 3 major 32nm ASICs in Q1 2010

$100M

ST Americas: 2012 potential new business target

Smart Phones

- Leading Americas smart phone players: RIM, Apple, Motorola & HP/Palm
- Apple & RIM account for >50% of cell phone manufacturer's operating profit
- ST Americas mainly provides MEMS solutions and Imaging products
- ST Americas ramping innovative gyroscopes in Q1 2010

$120M

Source: Cisco

STMicroelectronics
8

SPEAr – New Flexible ARM Cortex Platform

Structured ASIC

- VoIP/Videoconference, Security, MID
- Telecom Networking
- Industrial Automation
- Docking, Thinclient, Net-PC

2 x ARMv7

- SPEAr1600
- SPEAr1300, SPEAr1340
- SPEAr1310
- SPEAr1320
- SPEAr1330
- SPEAr2A9

cisco

ST Americas targeting key players

- IP Processing VoIP
- Smart Meters High-end
- Residential Gateways
- Access Points

$50M



ST Americas: 2012 potential new business target

STMicroelectronics

9

Computer Peripherals
Leading Americas
Shifting from
disposable to
permanent print
ST is leading
ST expanding in
Digital & Analog
ASICs Secure
Printers
+integrated WiFi
$150M
Printer Players:
HP, Lexmark,
Kodak
heads and from
wired to wireless
connectivity
semiconductor
supplier offering
complete solutions
ASICs, Micros, Touch
Sense, WLAN &
Power
Data Storage Samsung
Electronics
9%
Western
Digital
Top 5 HDD OEMs - Q110*
ST Americas:
2012 potential new
business target
Leading Americas
HDD Players:
Western Digital,
Seagate
2010 market to grow
19% driven by
increased data
demand - video,
mobile & cloud
storage*
ST provides Digital
ASICs and custom
power products to
the market leaders
Source: iSuppli
Toshiba/
Fujitsu
11%
Hitachi
Seagate 18%
31%
31%
10

Americas:
Consumer

Consumer Convergence

- **Mobile Internet Devices (MID); Smartbooks, Tablets, Netbooks…transforming the way consumers work/play**
  - In 5 years MIDs will dominate the semiconductor TAM in the new PC/Consumer market
- **Apple, PC OEMs, Microsoft, Google, and their ODMs will be the dominate players in the MID market**



ST Selected Products

- **Video**
  - 3D Graphics
  - Codecs
  - Image Quality
- **Peripherals**
  - MEMS
  - Display Port
  - Touch/proximity sensing
- **Power**
  - System Power
  - AC/DC controllers
  - LED/OLED Drivers
- **Security**
  - Near Field
  - Brand Protection
  - TPM
  - Encryption engine
- **Custom**
  - Power
  - Peripherals
  - Security
  - Advanced ARM processors

STMicroelectronics
12

Set Top Box

- **STi7108: Best-in-Class H.264 SoC for STB**
  - 2000 DMIPS host performance
  - Integrated 3D Graphics GPU
  - Enhanced Video
    - 1080p60
    - Full motion HD 3DTV



1st ST product with ARM Cortex-A9 due in H2 2010

Combining traditional STB services with Internet

Expanding the Consumer experience with stereoscopic vision

ST product roadmap tuned for new features and services

ST working on current/next generation set top box platforms with top US OEMs

ECHOSTAR

BOSE


$110M

ST Americas: 2012 potential new business target

STMicroelectronics

13

MEMS

MEMS

- Pervasion of MEMS in consumer devices continues to significantly increase
- Motion sensor market CAGR (2009-13) of 15% and 19% for accelerometers & gyros, respectively
- Integration of MEMS, data converters & RF transceivers is competitive advantage
- ST Americas shipping large volumes of accelerometers & ramping gyroscopes in Q1 2010


$200M

ST Americas: 2012 potential new business target


PITCH
ROLL
YAW
MEMS





STMicroelectronics
14

Americas:
Automotive

Auto Communications
#1 in
#1 in
Satellite
Radio
Strategic
supplier of
GPS to
Garmin
Innovation in
auto
communications
market is lead
by the Americas
Consumer
Power
Amplifiers
GPS
device
connection

Auto Safety
Advanced
battery
charging
Silicon partner
for Mobileye
Partner with
Navteq for ADAS
Innovation in
auto safety
market is
lead by the
Americas
Unique
data
Energy
efficienc
GaN
partnership
for advanced
power
solutions
solution to
LG
mapping
utilization
efficiency
with
PEV/HEV
17

Automotive Market

Automotive

- US autos are leaders in silicon content and vehicle production
- Advanced concepts utilizing GPS, car-to-car and grid communications
- Build on our strong positions via partnerships and offer a full range of system components.
- ST Americas gaining market share in MCUs and achieved major powertrain MCU win at a US OEM



$140M

ST Americas: 2012 potential new business target



Growth by Technology Family
BCD
VIPower
MPU
32BIT MCU
2009
2010
2011
2012
2013
2014
2015



STMicroelectronics
18

Americas:
Industrial & Medical

LED Lighting
Great potential
9.5W LED replaces
i d t
ST is #1
li t t Major design wins
LED Lighting
$45M
200
250
300
in general
illumination
with 2009 to
2012
CAGR>90%
80W incandescent:
market price ($35,
payback time (1yr &
15 year bulb life
supplier at top 5
lighting
worldwide
manufactures
in US region
generating
potential billing
growth with
CAGR)300%
LED Driver Market
ST Americas:
2012 potential new
business target
0
50
100
150
2009 2010 2011 2012
General Illumination Rest of Mass Market
Source: iSuppli

SmartGrid:
Stimulus and Innovation Driving Growth

SmartGrid

- ~$3.4B in stimulus funding will drive >20% growth*
- Largest growth opportunity in ZigBee/PLC/WiFi nodes
- ST is a Board member of ZigBee and HomePlug Alliances
- ST: top 5 supplier to US smart meter OEMs & 1st supplier of sensing technology



$90M

ST Americas: 2012 potential new business target



Network Security
& Encryption
ZigBee Alliance
HOMEPLUG
Smart Meter
PHEV
Charging
SAE J2293

Source: ABI

STMicroelectronics
21

Smart Meter Solutions & Deployment
Country (Utility) Customers (deployment)
Italy (Enel) - ST7538/40 PLM-based meters 27M (complete)
US (SCE, Duke, SDG&E, AEP, PG&E, FPL, etc) 40M (2015), 70M total
China 200M (2015)
M i (IUSA) STM32/STPM01b d 3 5M (2009) 4M (2010) 20M t t l
SPEAr
STM32
StarGrid PLC
Mexico - STPM01-based 3.5M 2009), 2010), total
Spain (Endesa, Iberdrola) - ST7570/90-based 22M (2015)
Brazil (ELO) - Echelon PLM-based 60M (2021)
France (ERDF) - ST7570-based 35M (2015)
Model BOM ($) Features
Low End 5 Manual read
Mid R 10 AMR (1)
STM8S
Power Management
Metering
STM32W ZigBee
Display
Current Sensing
Voltage Sensing
STPMxx
SPEAr /
Range 1-way)
High End >15 AMI / IP Interactive
Energy Management Power Line
Modems
ST75xx
StarGrid SoC
PRIME
Real Time Clock
+ Temp Sensor
STPMxx STM32
or
STM8
ZigBee
STM32W
Power Management
VIPerXX / LXXXX
22

Healthcare: e-Health/Remote Monitoring
Consumer home New markets:
di
Engaged with top
i l t bl
Healthcare
$130M
health & remote
patient monitoring
driven by insurance
reimbursements
cardiac
monitoring, drug
delivery &
portable
ultrasound
Major MCU design
wins in Home
Health Care
implantable
device OEM &
diabetes
management
leaders
Bluetooth
DUN
GPRS
Internet
Care
Server
Band-aid or
T-Shirt
ST Americas:
2012 potential new
business target
Internet
ADSL
User IP Box Doctor/User PC
Off-body
sensors
Bluetooth
Bluetooth
SPP
23

Embedded MCU
Broad portfolio
of processor
cores
EnergyLite (TM)
MCUs
State-of-the-art
process
technologies
Wireless and
RF
Key growth segments: energy management, healthcare & consumer
STm32/8/Spear $275M
MCU (US$M)
p ST Americas:
2012 potential new
business target
ST
doubling
MCU
share
24

Brand Protection Solutions:
Counterfeiting, a Growing Financial Loss
Secure
Microcontrollers
Secure O/S
Development
State-of-the-art
process
technologies
Key
Management
Key growth segments: Computer Peripherals, Accessories and Medical
$100M
ST Americas:
2012 potential new
business target
25

Sense & Power Strategy Outlook
High
Voltage
Switches
Power
Management
SoC for
Battery Packs
Connectivity
Innovative Audio
Amplifiers with
embedded
CODEC
Application
Specific Data
Converters
Growth across multiple segments: Computer, Consumer, Communication & Healthcare
$60M
ST Americas:
2012 potential new
business target
26

Americas:
Distribution

Distribution

- **Customer Reach**
  - North American Distribution network: 90% of the market
    - 3 global distributors
    - Merchant Distributors: 15,000 customers
    - Catalog Distributors: 60,000 customers
  - ST is #2 broad-line supplier in NA
- **Sales Growth**
  - #6 ranking in Q110
  - +80% growth of sales to Distributors over 2009
- **Profitability**
  - Systematic price increases accelerating margin growth
- **New Product Design in**
  - #1 in Sales and Design in of ARM 32bit
  - 70% Growth in Power MOS
  - +100% Growth in High Reliability/Space
- **New Market Penetration**

ST Sales Growth vs. Market


ST
Market
2009
2010
2011
ST
Market


New Markets
Alternative energy
Lighting
Asset tracking & navigation
Medical
>$50M in 2010

Source: Lively Report, Shared Market Data

STMicroelectronics
28

Key Takeaways
o Increasing Demand Creation
o Reshaping the team, adding more local design
o Defining new products for the local market
o New Products
o New generation of MCU's
o Advanced digital and analog ASIC's
o New generation of MEMS
o Connected platforms (WiFi, MoCA, PLM) like 7108M and SPEAr
o Brand protection secure micros
o New Markets and Applications
o Smart energy
o Cloud computing
o Healthcare
o Internet-based devices
o Gadgets & gaming

Automotive Products Group
Paul Grimme
General Manager, Automotive Products Group (APG)

Automotive Inside ST
ST Q1 2010 sales
100% = US$2.325B
14%
12%
12%
8%
35%
19%
2
* Sales recorded by ST-Ericsson and consolidated by ST are included in Communications and Distribution
Automotive Computer
Consumer Industrial & Other
Communications* Distribution*

ST: #3 in Global Automotive IC's
ASIC-ASSP, MCU, MPU, VIPower, RF, Vision Sensors, DSP
Products
Power Train
Engine Transmission
Door Modules,
Anti-theft
Lighting,
Wipers
Body
Electronics
HVAC,
Cluster
Chassis-Safety
Braking
Steering
Airbag
Infotainment
Car
Infotainment
PND
Telematics
GPS
Customers Applications Segments

Automotive Competitive Environment

Ranking

- Inside its specific perimeter, APG became WW leader in 2009

Rank	Company
1	Infineon
2	Freescale
3	ST
4	NEC
5	Renesas

Restricting to power + analog + digital

Rank	Company
1	ST
2	Freescale
3	Infineon
4	Renesas
5	NEC

Competition

- Common enablers for leadership
  - Broad range offer
  - Quality and relationships
- ST is recognized as having a strong, wide range network of Tier-1 customers

ST	
General	Stability
Technology + Products	BCD, VIPower ASIC portfolio MCU roadmap Infotainment
Strategy	Innovation Partnerships

Vs.

Infineon

Renesas – Everywhere you imagine.

freescale semiconductor

Texas Instruments

Source: Strategy Analytics

STMicroelectronics

4

Car Market: After the Crisis
WW Data
o 2009 consumption was strongly
incentivized by the world's
governments
4.3%
5.7%
-4.2%
-13.0%
9%
7%
4.7%
55
60
65
70
75
80
Excluding China,
production dropped 20%
o Production fluctuation was much
bigger than that of sales
o Positive signals now seen
o Very positive Q1 pace in NAFTA
and Asia
o Platform developments restarted
50
2005 2006 2007 2008 2009 2010 2011 2012 2013
5
o Developing countries are
growing faster than EU and
developed Asia
Source: Global Insight

Automotive Market Growth Factors
More Cars, More Electronics
CAGR 2009-2016:
Cars: 6.2%
Electronics: 8.5%
250 Silicon: 10.2%
270
283
298
311 319 325 333
20000
25000
30000
35000
arket (M$)

ASIC-ASSP
MCU
Power
Sensors
Electronic ignition
Electronic gearbox
Air conditioning
Antilock brakes
Navigation
Adaptive cruise ctrl
Airbags
Stability control
Night vision
Telematics
Bluetooth
Start/stop
Pedestrian detection
Lane change
Driver assist maps
Car 2 car
Internet
Brake-by-wire
Steer-by-0
5000
10000
15000
2009 2010 2011 2012 2013 2014 2015 2016
Silicon Ma
Standard
Others
Silicon/Car ($)
1975 1985 1995 2005 2015
Central locking
Car radio
Seat heating
Automatic mirror
Xenon light
Hybrids
LED lighting
Steer by wire
Electric vehicles
25M cars 32M cars 36M cars 64M cars 86M cars
Source: Strategy Analytics

2010-2015 - Macro-trends in Automotive
Innovation fueled
by social
A Global, Cost-
Driven Market
responsibility
Saving energy, saving lives
New automotive concept, fast
moving markets for cars &
electronics
Innovate
Car electrification
The safe and connected car
Simplify, Speed
up
The Small Car
The Low Cost Car
A Global Supply Chain
7
Future winners shall be leaders of both processes
Join innovation eco-systems, Manage new market dynamics and standards

2010-2015 - Macro-trends in Automotive
Innovation fueled
by social
responsibility
Saving energy, saving lives
Innovate
Car electrification
The safe and connected car
8
Leveraging partnerships with the industry leaders
Co-development as a model matching technology with know how

Strategy
o Build on our strong positions via partnerships
o Complete a full range of system components
Electric Power
Steering
Electric oil,
water, fuel
pumps
Electric
Parking
Brake
Green Car
Innovation Fueled by Social Responsibility
ST Response: Technologies
p g y p
o Technology portfolio as first enabler
o Market position: ASIC, vision processing, GPS
o Tech portfolio: MCU, power, camera, RF,
sensors
o Partnerships: global leaders (Tier 1 and OEM)
o Key Actions
o Partnership with key IP companies
Smart battery
charging
Engine
start-stop
C tdC
Pedestrian Detection
Safe Car
o Electrification / safety joint programs
o Government funded projects
Connected Car
9

Innovation Fueled by Social Responsibility
ST Response: A Test Case
Application: stability
control for Japan
o Target is to allow an
optimized ESC for all car
ST strategy: win with
innovation
o Silicon technology: BCD8,
0.18um, copper metalization
Result: a first silicon
success
o Joint development team
p with customer
segments
o Super-integrated IC with
power (>5W) + logic
(>100Kgates)
o Tough requirements on
performance, price, timing
pp
o Package: HiQuad110(TM),
copper wires, life guaranteed
@175(degree)AEC
o Re-use of consolidated,
successful architectures
o First silicon fully
functional, able to run
winter test in Q110
o Over $100M lifetime value

2010-2015 - Macro-trends in Automotive
A Global, costdriven
market
New automotive concept,
fast moving markets for
cars and electronics
Simplify, speed up
The small car
The low-cost car
A global supply chain
11
Adapting to the "new" world of Automotive
Different support needs, cost positions, geographies

A Global, Cost-Driven Market

ST Response: Ease Of Use For Cost, Time to Market

Integration

- **Strategy**
  - Engineer the portfolio to decrease system cost/complexity
- **ST advantages and actions**
  - Strong partnership with market leaders
  - Unique and strong ASIC history
  - Action: local development in geographies where growth is occurring sense + power
MCU

Systems-in-package
Systems-on-chip

Target to grow WW leadership in airbag and small engine control

Full Solutions

- **Strategy**
  - Support market newcomers with standard solutions to allow fast and low-risk time-to-market
- **ST advantages and actions**
  - Unique ASSP portfolio covering all segments
  - System understanding of basic applications
  - Action: engineering and starter kits



power peripherals
analog functions
MCU

Full IC kit
HW + SW support

Target to grow leadership in BRIC engine control

STMicroelectronics
12

A Global, Cost-Driven Market
ST Response: A Test Case
Year 2005: start of
new partnership
o Target: engine control for
Chi 4 li d
Year 2007: new
system ready
o Production begins
Year 2009: reached 60%
of internal market share
o ECU is present on
China 4-cylinder car successful Chinese vehicles
o Fully Chinese system
development team
o Requests to ST: support,
speed, value
o ST provided all
semiconductors, plus SW /
HW support
o Joint technical team coworked
for two years
o Solution proved to be
competitive in other regions
2 14
31
58
65
Revenues (M$)
2007 2008 2009 2010 2011
13

APG – Main Growth Drivers & Expectations

- Above market growth
- Smart Power technologies will continue to be a main driver
- Digital products add growth
  - MCU
  - MPU (ADAS, Infotainment)
- New market enablers are now being added to APG traditional portfolio
- In the future, further leverage in new technologies is planned
  - PMOS, IGBT
  - Sensors



Growth by Technology Family
BCD
VIPower
MPU
32BIT MCU
2009
2010
2011
2012
2013
2014
2015

STMicroelectronics
14

Automotive electronics will be a continuing growth market, driven by vehicle demand and content per vehicle
Closing Comments
o The market crisis in 2009 did not change the fundamentals, however it accelerated existing trends
o Innovation and ease of use solutions will be critical components of growth for automotive electronics
o The global su g pply chain is being re-shaped by shifting tastes and geographic locations of consumers
o ST is among the few companies having all assets in place to turn this changing period into one of decisive growth
15

Digital and Analog ASICs
Gian Luca Bertino
General Manager,
Computer and Communication Infrastructure Product Group (CCI)

Leader in Digital and Analog ASIC
CARTRIDGE HDD PRINTER NETWORK
Motor
Controller
Digital
ASIC
BS RF &
Active
Print
Heads
& Head
Drivers
BCD
& SOC
HCMOS
Cables
Drivers
MFLD BICMOS
TOP 1 TOP 2 TOP 3 TOP 3
2

Market Trends and Strategy in ASIC
o Cloud computing will fuel the next wave, generating increasing demand for
(green) infrastructure and transforming all applications in cloud conscious clients
o ASIC continues to be an effective win win model for CCI customers and ST
Cloud Computing Web Connected Internet Traffic Green Systems
win-continues to be committed to it
o The strategy: expanded product offering and flexible business model

CCI Performance Through the Crisis
80
100
120
100
200
60
Q407 Q409
Revenues (relative to Q407)
0
Q407 Q409
Operating Profit (rel to Q407)
100
105
110
60
80
Q407 Q409
HDD Revenues (rel to Q407)
95
100
Q407 Q409
Other Revenues (rel to Q407)

Leading by Technology Acceleration

System-On-Chip



100%
80%
60%
40%
20%
0%
2007
2008
2009
2010
2011
32nm
40nm
55nm
65nm
90nm
110nm
>=130nm

Motor Controllers, Head Drivers



100%
90%
80%
70%
60%
50%
40%
30%
20%
10%
0%
2007
2008
2009
2010
2011
BCD8 .18u
BCD6 .35u
BCD5 .50u

STMicroelectronics
5

CCI Growth Drivers
BiCmos ASIC
for AOC and RF
PrintHeads for
InkJet Printers
Digital ASIC for
Networking
Printer SOC and
SPEAr eMPU
6

BiCmos ASICs for Networking
o Leveraging best-in-class
BiCmos technologies from
ST technology portfolio
140
o BiCmos7RF: State-of- the- art
performances for both noise
and linearity
o BiCmos9MW: 100G Ethernet
Optical Link successfully
demonstrated
o Consolidating ST presence
80
100
120
in RF COTs for application
in wireless base-stations
o Growing in the area of active
cables
60
Q407 Q409
Revenues (Rel to Q407)
7

PrintHeads for InkJet Printers
140
160 o Expanding ST leadership
in thermal printheads
o Best-in-class microfluidic
80
100
120
Best in technology
o Strategic partnerships
with multiple customers
o Revenue growth very
material in 2009
60
Q407 Q409
Revenues (Rel to Q407)
o Investing in Piezo
technology to address
new markets
8

Digital ASIC for Networking



100
90
80
70
60
Q407
Q409
Revenues (Rel to Q407)

- Enterprise market slower than consumer to go back to pre-crisis
- Anticipating strong growth from 2010 onwards, fueled by multiple wins in 65nm reaching production
- Launching 32LPH, first 32nm bulk process for networking applications
- Launching S12, first 12.5GBit/sec SerDes in 32nm bulk process

STMicroelectronics
9

STMicroelectronics Announces 32nm Design Platform for Next-Generation System-on-Chip ICs for
Networking Applications
Geneva, May 25,2010 - STMicroelectronics (NYSE: STM), a world leader in high-performance
System-on-Chip (SoC) ICs, today announced full availability of a 32-nanometer (nm) technology platform for the design and development of leading-edge application-specific integrated circuits (ASICs) for networking applications. Central to the new 32nm SoC design platform, which implements ST's 32LPH (Low-Power
High-performance) process technology, is the industry's
first Serializer-Deserializer (SerDes) IP available in 32nm 'bulk' silicon.
Enabling very large ASIC designs, greater than 200mm2, ST's new 32nm 32LPH ASIC design platform enables an unprecedented mix of high performance, high
complexity, low power consumption and reduced silicon real estate per functional block. The platform is designed to accelerate the development of next-
ST's Next Generation Platform

generation networking ASICs used in high-performance applications such as enterprise switches, routers and servers as well as optical cross-connect and
wireless infrastructure applications.
"With the introduction of the 32LPH platform, ST is enabling the next generation of equipment for communication infrastructure applications, which requires
highly integrated ASICs that can satisfy the increasing demand in performance, while also meeting extremely challenging power consumption and silicon
integration goals," said Riccardo Ferrari, Group Vice President and General Manager of ST's Networking
and Storage Division. "We are extremely encouraged
by the strong interest that customers are demonstrating for this platform, which has already gained key design wins."
ST's SerDes IP, called S12, is a key piece of intellectual property that has already been successfully demonstrated in labs at selected key customers. The S12
IP is vital for the development of ASICs for networking applications and enables chip-to-chip, chip-to-module and backplane communications in networking
equipment designs.
"ST is the first silicon supplier to bring a full design platform in a 32nm bulk-silicon process technology to the communication infrastructure market, including a next-generation predictive ASIC top-down design methodology, together with a full set of proven IP, such as a SerDes and embedded DRAM, successfully
developed over many years by ST in previous technology nodes," said Philippe Magarshack, Technology p
y y y p gy , pp g , gy R&D Group Vice-President, Central CAD & Design
Solutions GM, STMicroelectronics. "ST's Technology R&D center in Crolles, France, has been instrumental in accelerating the completion of the 32LPH platform where low-power technology meets the high-performance requirements of networking applications, while still enjoying all the cost benefits of high-volume
manufacturing. In addition, we have partnered with selected EDA vendors to offer networking customers the benefits of a predictable ASIC turnaround time,
including fast virtual physical prototyping, and 32nm-class timing, signal and power integrity sign-off."
The first ASIC prototypes implemented in ST's 32LPH process technology are expected early in 2011 with production ramp-up in the second half of 2011.
Further Technical Information
ST's 32LPH (Low-Power High-performance) design platform for networking applications supports up to 10 metallization layers to increase routing efficiency. The
platform is based on the 32nm High-K Metal Gate process developed within the framework of the ISDA alliance, but also incorporates specific IP and devices
from ST, such as embedded DRAM with 10-Mbit per square millimeter density and Ternary Content Address
Memory (TCAM).
10

Printer SOC and SPEAr
140
160 o SPEAr family now expanding
with the launch of the 1300
series
80
100
120
o Enabling flexible ASIC models
into multiple applications
o Decreasing cost of ownership
to customers
o State-of-the-art SOC
architecture
o Anticipating continuous growth
i f df l db
60
Q407 Q409
Revenues (Rel to Q407)
moving forward fueled by
recent wins in printer SOCs
and increasing revnues from
the SPEAr family
11

SPEAr Enables Multiple Business Models
Traditional
ASIC
Flexible
ASIC
Embedded
Processing
MCU
eMPU
ASIC
STM32
STM8
SPEAr
SPEAr(TM)
Flash, SRAM
SDRAM, DDR
LEDs,
KBD,
LVDS
Customizable
Logic Gates
Memory
Cards
Decreasing Cost of Ownership to Customers
12

Expansion of SPEAr Family

STMicroelectronics Expands its SPEAr® Microprocessor Family for High-Performance Applications

New advanced symmetrical multiprocessor architecture from ST delivers cost efficiency, computing power and customizability for multiple embedded applications

Geneva, May 27,2010 - STMicroelectronics (NYSE: STM), a world leader in system-on-chip technology, today revealed the new architecture that will be the backbone for the new members of its popular SPEAr® (Structured Processor Enhanced Architecture) family of embedded microprocessors, targeting high-performance connectivity and embedded applications.

Leveraging its experience of the production-proven SPEAr300 and SPEAr600 lines, the new SPEAr1300 product line couples powerful dual ARM Cortex-A9 processors with a DDR3 memory interface and is manufactured in ST's low-power 55nm HCMOS (high-speed CMOS) process technology. The dual ARM Cortex-A9 processors support fully symmetrical operation, at speeds up to 600MHz/core for 3000 DMIPS equivalent.

The SPEAr1300 makes use of ST's innovative Network-on-Chip technology for internal peripheral interconnect, assuring support for multiple different traffic profiles, while maximizing data throughput in the most cost-effective and power-efficient way. Initial sampling has already started to early adopters.

The new architecture offers industry-leading performance in terms of DMIPS/MHz and power consumption/DMIPS ratios, in addition to cost efficiency and customizability advantages. The availability of integrated DDR3 memory controller and a full set of connectivity peripherals like PCIe, SATA, USB and Ethernet, among other features, make the SPEAr1300 the ideal choice for high-performance applications including networking, thin client, videoconferencing, NAS (Network-Attached Storage), computer peripherals, and factory automation.

"This new architecture for the SPEAr family builds upon the unrivalled low power and multiprocessing capabilities of the ARM Cortex-A9 processor core" said Loris Valenti, General Manager of ST's Computer Systems SoC Division. "Upcoming SPEAr embedded microprocessors will deliver an unprecedented combination of processing performance, memory throughput, flexibility and low power for next-generation connectivity appliances."

Key features of the new SPEAr1300 architecture include:

- Dual ARM Cortex-A9 cores, running at 600MHz for 3000 DMIPS equivalent
- 64-bit AXI (AMBA3) bus Network-on-Chip technology
- DRAM and L2 cache with Error Correction Code (ECC)
- 533MHz 32-bit DDR3 memory controllers with ECC; 16-bit DDR2 also supported
- Accelerator coherence port
- Gigabit Ethernet
- PCIe 2.0 supporting 5 GT/s (Gigatransfers/second)
- SATA II 3 Gbit/s
- USB 2.0
- 256-bit key hardware encryption/decryption
- 1.3 million gates of configurable logic

Embedded microprocessors from the new SPEAr1300 product line will be announced over the next few months, expanding ST's SPEAr family and providing an extensive choice for leading customers.

Further information on ST's SPEAr family of embedded microprocessor System-on-Chip ICs is available at www.st.com/spear

STMicroelectronics
13

SPEAr Roadmap


Flexible ASIC
Off the shelf eMPU
2H9-600
600k gates
Dual ARM926
333(1)MHz
XGA display controller
90nm HCMOS GP
SPEAr600
General Purpose
External AMBA bus
Features
2A9-1300
1300k gates
Dual Cortex-A9
600(1)MHz
HD Display, 3x PCIe
55nm HCMOS LP
SPEAr1300
General Purpose
External AMBA bus
SPEAr1310
Communication
Value
H9-300
300k gates
ARM926
333(1)MHz
65nm HCMOS LP
SPEAr300
VoiP, Security
SPEAr310
Communication
SPEAr320
Automation
SPEAr 1300
First eMPU with
Dual Cortex A9
available in silicon

STMicroelectronics
14

Addressing Multiple Applications
Bar Code
Automation
Thin Client
Networking
Instrumentation
VoIP
Imaging
Access Point
e-book
Docking Station
15

Key Takeaways
o CCI product group is delivering solid results
o Revenues in excess of $1B
o Operating margin in the low double-digit range
o CCI product strategy centered on traditional ASIC, flexible ASIC and eMPU
o Strategy to grow in Analog
o Continue to be a market leader in motor controllers for HDD and printers, and in printheads for inkjet printers
o Now accelerating BiCmos ASICs for both active optical cables and RF interfaces
o Strategy to grow in Digital
o Significant design wins in the areas of communication infrastructure and printers
o Launch of the first 32nm bulk platform for networking applications
o Expansion of the SPEAr family with the launch of the 1300 series
o Tactical participation in HDD SOC
16

Home Entertainment & Displays
High on Entertainment - Low on Power
Philippe Lambinet
General Manager, Home Entertainment & Displays Group (HED)

HED Driving Multimedia Convergence
Set-top boxes
TVs / Monitors Audio
Sensors
2

Consumer Electronic Trends
o Analog switch-off
o Increasing demand for Pay TV and FTA satellite
o New connected services
o Content aggregation - broadcast & IP
o Services across all consumer devices
o Exciting entertainment experience
o 3D stereoscopic TV
o GUI technologies -- 3D graphics, MEMS...
o LED BLU
o Environmental factors
o Power consumption
o Green production
3

STB Market



Mu
250
200
150
100
50
0
2009
2010
2011
2012
2013
2014
Terrestrial
IP
Satellite
Cable

STB Market Evolution

- New value-added services in EU and USA
  - Broadband & broadcast
  - Monetized with advanced security
  - Combined with home networking
- China market is the largest market with growth in cable & IP
- Brasil, India, deploying on SD H.264 essentialy starting to commoditize
- MPEG2 commoditization

Source: IMS

STMicroelectronics
4

DTV Market
o Larger share of screen size for
40" and above
Mu
50
100
150
200
o More internet services &
content targeting connected TV
o Faster migration rate to digital
reception
o Fast technology pace
LCD
Plasma
0
2009 2010 2011 2012 2013 2014
gy p
o 120Hz to 240Hz
o LED BLU
o 3DTV
Source: iSuppli
DTV Market

Our Application-Platform Evolution
Gen. 1 Gen. 2 Gen. 3 Gen. 4
Fully open
connected
New services
New UI
Best
Performance/
HD H.264
market
platform
internet TV
enabler cost ratio Client/server
STi7100
STi7103/FLI106xx
STi7105
STi7104/FLI326xxH
STi7108
FLI7510
7109, 5202 7111, 7141, 7200
5211, 5206, ...
71xx, 52xx
STi7xxx
FLi7xxx
MPEG2 1000 DMIPS CPU Dual CPU & L2 cache Multi-core SMP CPU
Mass production Mass production In design
Production: 2007 a(3) Production: 2009 a(3) Production: 2010 a(3) Production: 2011 a(3)
Samples now
>5000DMIPS
Introduction of:
Dual 1080p60 decode
HD encode
Display Port, MOCA 2
>2000 DMIPS
Introduction of:
1080p60 decode
3D GL-ES2.0
MOCA 1.x
Introduction of:
AVS HD
DDR2
e-SATA
6

HED H1 2010 Highlights

- **G2 based STB massively deploying**
  - Mass production started in June 2009
  - 55nm process with >10 products families
  - > 50 customers now in production
  - > 50% of ST total STB shipments from 2010

- **G3 getting ready for ramp up in 2010**
  - G3 introduced at CES 2010 in January 2010
  - Freeman/FLI7150 solution for DTV designed in at multiple partners
  - >20 partners enabled with STi7108 platform
    - Develop new category of STB & media center
    - Develop new software for new services
      - RIA, GUI, gaming, mediaserver, …

STMicroelectronics
7

ST Vision
o Merging broadcast and internet TV
Client/server
Open internet
o Graphics
o Video/audio quality
o New
Services User
Experience
Green
o Low-power
o Sustainable excellence
Gaming
o Remote control
8

Why Reduce Power in CE ICs?
o Governmental regulations
compliance
o End customer demand: a
consumer selection criteria
o Optimized product cost
o Bill of material
o Product reliability
o ST vision: ST's
environmental engagement
to sustainable excellence
9

Principles for Sustainable Excellence
Energy
Electricity consumption per unit of
production - normalized values
100 KHh/production unit
Target
Water
Water consumption per unit of
production - normalized values
100 m3/production unit
Target
CO(2) emissions
Absolute values Reduction of waste
3500 Total
T t E
0
50
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
0
50
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
-500
500
1500
2500 1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004
2005
2006
2007
2008
Tot. Energy
PFC
Sequestration
Transportation
Landfill: from 71% in 1994 to 4% in 2008
10

Processing Performance Evolution
5000
6000
MIPS
x14
1000
2000
3000
4000
0
G1 G2 G3 G4
> 240% performance increase over 3 product generations
11

STB Security Requirement Evolution
2010
Broadcast TV services Broadcast & broadband multimedia services
o New value-added services require increasing
security resilience
Broadcast
VOD
Broadcast
TV
Gaming
(GOD)
eBanking
eGovernment
eHealth
Application
Store
Broadband
TV, VOD
....
o Rapidly increasing service choices accessible by
users requires increased security flexibility without
compromise on robustness

ST's Strength in CA & Security
o Long-time partnerships with
leading security vendors and more
o Mastering security from end-to-end
o Security technology developed internally
allows for faster adaptation as security
evolves
o Full support for smartcard and internal CA
o Late security customization in
manufacturing flow
o Delivery flexibility and reduced inventory
13

Audio & Image Quality Enhancement
o Leveraging years of excellence
o Internet-driven content requires
extensive video processing to meet
customer's quality expectations
o Sound terminal for high quality low
cost speakers
14

ST is Ready for 3DTV

- **Deployable now!**
  - Side-by-side support (SbS)
  - Top-and-bottom support (TaB)
  - ½ resolution 1080p
  - Available on all G1 & G2 platforms


R
L


L
R

- **Ready for the future**
  - Frame sequential support added
  - Full HD resolution
  - Frame rates increasing
    - 60fps on G3 platforms
    - 120fps on G4 platforms


R
L


L
R
L
R

STMicroelectronics
15

3D Graphics on G3 and G4
3D
polygons High definition
Video
texturing
Procedural
texturing
resolution
Fast redraw
o Standards-based: OpenGL-ES 2.0 and OpenVG 1.1
o Optimized for new class of user interfaces
o Paves the way for gaming services
16

Summary
o ST has an established position in the home
entertainment market
o OEM, Ecosystem familiar with ST
o Proven solutions
o ST provides complete solutions for a wide
range of consumer services:
o STB, DTV and other CE devices
o Unmatched user experience, services and
energy-efficiency
o ST deploys new technologies for home
entertainment to grow revenue
o 3D video, 3D graphics, image quality, ...
o Compelling internet convergence
o Casual and full gaming ...
o ST helps build greener products
17

Microcontrollers, Memories,
Secure Solutions
Claude Dardanne
General Manager, Microcontrollers, Memories & Secure Solutions Group (MMS)

MMS at a Glance
o EEPROM memories
o #1 Worldwide supplier
MMS 2009 Business by Activities
o 31% share Q409*
o Microcontrollers
o #8 Worldwide supplier
o 5.8% share 2009*
o # 3 Secure MCUs
2
o # 8 GP MCUs
MCU TAM CAGR 2010-14*
+6.4%
a(3) Key opportunity for growth
Source: iSuppli & WSTS

MCUs Market Drivers
o General Purpose MCUs
o Industrial market
o Energy management: metering...
o Consumer: user interface
MCU Worldwide TAM*
US$B
interface...
o Healthcare: glucose meter...
o Automotive: car body, safety...
o Secure MCUs
o Smartcards: SIM...
o Pay TV
o Brand protection
3
o IT: Trusted platform...
o Dedicated Automotive MCUs
(Focus from ST dedicated Automotive Products Group)
Source: WSTS

Dynamics a(3) General Purpose MCUs
o $8B business opportunity in 2011
o Multi-segments market
o Steady growth foreseen in the next 5 years
o Well established and profitable business model
o Migration to 32bit CPU based on advanced e-NVM technology
o Customers
o Tens of thousands of customers worldwide
o Broad, multi-applications and fragmented business
o Customer investment in software ensures higher business
4
g
stability and strong commitment to a family of products
o Complementary to ST's advanced analog portfolio

Dynamics → Secure MCUs

- **$2B business opportunity in 2011**
  - Smartcard applications driven (SIM, Banking, Government, ID, Transport)
  - Global shift to digital electronics requires more and more embedded security functions
  - Migration to Flash based e-NVM technology embedding advanced security features

- **Customers**
  - In addition to key Smartcard suppliers, other customers are recognizing the value of embedded security functions
  - Strong commitment to a family of products due to software investment, better business stability

- **Technology driver for microcontrollers products**

STMicroelectronics
5

MCUs Shared Platforms

Shared Platforms Key Features
o State-of-the-art embedded NVM technologies
o e-Flash
o E-EEPROM
o High-performance CPU cores
o 8-bit
o 32-bit
7
o System know-how
o General purpose
o Security

State-of-the-Art e-NVM Technology
2008-09 2010-11 2012-13
e-Flash 90nm 80nm 55nm
e-EEPROM 130nm 90nm
8
a(3) High speed
a(3)Ultra low power
a(3) Advanced Analog functions

High Performance CPU Platforms



Computing Power
32-bit ARM Cortex 5 stages pipeline under evaluation
32-bit High-End Cortex - M4
32-bit ARM Cortex Family
32-bit Cortex-M3 STM32
32-bit SC300 Secure-M3 ST33
32-bit Light Cortex - M0
32-bit SC000 Secure-M0 ST30
8-bit Proprietary
STM8
Secure ST23
2008-2009
2010-2011
2012-2013

STMicroelectronics
9

From Enablers to Markets
Memories
General Purpose
Applications
Microcontrollers
General Purpose
Applications
Security
Specific applications
IP Portfolio
RF
Embedded Software
RF
EEPROM Memory Array
Dedicated blocks Dedicated blocks
Touch RF
sensing
Dedicated blocks
General Purpose &
Advanced Analog
Embedded sofware
Cryptography &
Secure Peripherals
10
Enablers
Advanced CPU
(8 & 32-bit Platforms) Pure EEPROM Technology
e-NVM Technology (Standard and Low Power)

From Societal Needs to Solutions

System & product know-how	*Needs*	*Solutions*
Integrated Controllers - Ultra-low-power - A/D converter - Connectivity	**Energy efficiency**	- Smart metering - Appliance control - Sensors network
Secured solutions - Trusted processing - Tamper resistance - Cryptography	**Aging & Health care**	- Home monitoring - Therapy control - Drug traceability
	Communication/ Entertainment	- Pay TV, touch control - Brand protection - M2M, NFC & SIM
Contactless & RF - ZigBee & RF4CE - NFC solutions - Contactless cards	**Transportation**	- Fare collection - e-Passport - Real-time monitoring

STMicroelectronics
11

MMS Growth Strategy

ST's Microcontrollers Key Strengths
o General purpose MCU strengths
o Leadership position on the 32-bit market based on STM32 (ARM
Cortex) platform
o Advanced e-NVM roadmap (ultra-low-power & RF focus)
o Advanced Analog capabilities
o Secure MCU strengths
o Market acceptance of ST23 & ST33 platforms
o Advanced e-NVM roadmap
13
p
o Advanced security features know-how
o 20% market share with limited participation to the SIM market

New MCU Platforms Deployment
> 5x
> 10x
> 3x
14
General Purpose MCUs Secure MCUs

MMS' Growth Strategy

- **General Purpose Microcontrollers**
  - Capitalize on solid market acceptance of the STM32 platform
  - Broaden STM32 microcontrollers portfolio to ensure huge pervasion and improve market coverage
    - 16-bit market coverage with ARM M0 32-bit light Cortex
    - High end 32-bit market coverage with ARM M4
  - Increase x5…x10 the number of customers using STM32 platform

- **Secure Microcontrollers**
  - Expand ST23 & ST33 secure platforms to new applications
    - Trusted computing…
  - Maintain leadership position in advanced security features

- **EEPROM**
  - Long-term commitment to stand alone EEPROM products
    - >2B units shipped per year, up to 2Mb density
  - Create a new market standard with dual mode EEPROM (RF + contact)

STMicroelectronics
15

MMS Product Highlights

STM32 for Appliance (Motor) Control

- **Environment friendly**
  - Energy efficiency
  - Noise reduction
- **Key features in STM32**
  - High-performance CPU
  - Embedded Flash memory
  - ADC, MC timer
  - Control software libraries
  - Cost effective


Main board or dash board
12-bit ADC
3-ph motor control 16-bit timer
Dual 12-bit DAC
H/W CRC for Flash integrity check
STM32 Value line
ADC input
Power converter
PWM output
Inverter
Timer input capture
T
Motor

- **Key Technologies for evolution:** Advanced DSP, design optimization



STMicroelectronics
17

STM32L for Health Applications

Key features in STM32

- High-performance CPU
- Extended portfolio
- Ultra-low-power STM32L

Glucose Meter





Test Strip Chemistry
STM32 256/512K FLASH
ADC 12-bit 2x12-bit DAC 2 x Opamps
RTC
SDIO/SPI
SPI
USB
FSMC / SPI
Power management
Analog switches or sensor
32KHz
NVM/E²PROM
Connectivity
Display OLED/TFT
2/3 x AAA batteries Coin cell or Supercap in backup

STMicroelectronics
18

STM32W for Wireless Sensor Networks



Security
Shock sensor, anti-theft,
anti-intrusion



Healthcare/ assisted living
Rehabilitation,
balance control



Sport & Wellness
Sport monitoring,
pedometer,
fall detection



Infrastructural monitoring
Buildings, bridges


STM32W

"In-network" distributed computation
↓
Reduced data transmission
↓
Increased network lifetime



Games & remote
Consumer control



Energy management
Smart metering



Industrial
Vibration & tilt
remote
measurement

STMicroelectronics
19

STM32 for Smart Electricity Metering


N
L
Battery Backup
Display
Power Line MODEM
Voltage & current sensors
ANALOG to DIGITAL
Single or Multi Phases
STM32
Up to 120MHz / 1MB Flash
RF
ZigBee & Sub GHz
Security Module
Serial NVM
(load profiles)
Future integration steps



- **Energy efficiency**
  - Global trend to SmartGrid
  - Smart meter as central element
- **Key features in STM32**
  - High performance CPU
  - Low power & Real Time Clock
  - Embedded Flash memory
  - Extended portfolio

- **Key Technologies for evolution:** Power line, RF connectivity, ADC, Tamper resistance

STMicroelectronics
20

ST33F1M for High-end Secure SIM Card

- **Pay with your SIM**
  - Visa & Mastercard payment applications
  - Banking security level



- **Travel with your SIM**
  - Mifare, Felica, Calypso applications
  - "Over The Air" reloading & management



- **Multimedia on your SIM**
  - Integrated webserver
  - Enriched content & applications on the SIM



STMicroelectronics
21

ST21NFCA & ST33F1M for NFC solutions
o Bring contactless capability to a handset
Reader Payment
ST21NFCA
Transport BT pairing
ST33F1M
22

ST33ZP24 SoC for Trusted Platform

- Leading-edge secure 32-bit CPU
- State-of-the art 90nm e-EEPROM technology
- Embedding in-house TPM Firmware
- Supporting multiple hardware interfaces
  - LPC for PC platforms
  - SPI, I2C for embedded platforms



Mobile Smartphone
PC
Copier
Server
Trusted Platform
Main Processor
TPM
Router

STMicroelectronics
23

ST23YR for Contactless Solutions
o ST23YR designed for advanced security and highspeed
contactless solutions
o ST23YR80:
biometric passport transaction ( 3 seconds
o ST23YR18:
EMV Paypass DDA transaction ( 300ms
24
o ST23ZR08:
secure transport solution

AuKey Solution for Brand Protection
o Turnkey solution based on highly secure operating
system running on ST23 platform
o AuKey to authenticate securely:
o Printer cartridges
o Game peripherals
o Docking station
o Network accessories
25

Dual Interface Serial EEPROM
o Application parameters are accessible
from the inside (I(2)C) & the outside (RF)
of electronic equipment
P i (ISO15693) RF i t f
M24LR64
o Passive interface
I(2)C interface EEPROM RF interface o 32-bit password protection
Parameters such as settings, traceability, maintenance logs, firmware...
can be read and updated:
o Anywhere in the supply chain
o At no on-board power cost
26
p
o During the entire product lifetime
(manufacturing, shipping, maintenance ...)
o Even when the device is turned off or in its shipping box
Allows extra flexibility for supply chain management

Conclusion

Microcontrollers Opportunities
o General purpose microcontrollers market
o Very large and well established market
o Market migration to 32-bit well synchronized with STM32 platform introduction
o Early success of the STM32 ramp-up
o New business opportunities allow for increased market share
o Secure microcontrollers
o Electronics market moving to digital
o Early success of ST23 & ST33 ramp-up
28

MEMS & Advanced Analog
Benedetto Vigna
General Manager, MEMS, Sensors and High-Performance Analog Division

MicroElectroMechanical Systems (MEMS)
o MEMS take advantage of the electrical and mechanical
properties of silicon
o Electronic circuits
o Mechanical structures
o Semiconductor manufacturing
o High volume
o Small size
o Low cost
2

Key Messages
o Leadership in MEMS for consumer market
o Extended customer base
o Nimble product development
o Timely investment in state-of-the-art manufacturing
o In 2009, expanded accelerometer portfolio with
o Gyroscopes, microphones, compasses
o Smart sensors: iNEMO(TM)
....toward the "One-Stop MEMS Supplier" goal
o Leverage leading MEMS position and strong competence
to increase presence in advanced analog
3

MEMS Leadership
ST is # 1 in MEMS for consumer electronics and mobile handset market
2009 ST revenues = $218M; Market TAM = $1,170M*
ST leads accelerometer business in all market segments
Consumer electronics and mobile handsets*
2009 ST Market Share = 50%
All markets, including automotive and industrial*
2009 ST Market Share = 21%
4
* Source: iSuppli
Manufactured > 750M
accelerometers and gyroscopes

MEMS Motion Sensors
9.6% CAGR
US$M US$M
6%
CAGR
13%
CAGR
8%
CAGR
25%
CAGR
15.3% CAGR
Accelerometers Gyroscopes
Source - iSuppli
Consumer Markets Exceeding Automotive Markets in Units and Revenue
5

ST Drives MEMS Avalanche
o 2005:
We entered PCs
o 2006:
We entered Gaming
o 2007:
We entered Phones
6

2008:
We entered Pockets
ST Continues to Drive MEMS Avalanche
o 2009:
We entered Cameras
o 2010:
Source: iSuppli reverse analisys of Apple iPAD
7

MEMS Enable New Applications
L ti B dS i
Point Of Interest
Optical Image Stabilization
Location Based Services
Enhanced User Interface
& On Line Gaming
8
Augmented Reality

MEMS for Optical Image Stabilization
x
Hand tremors cause blurred images
Translation Rotation z
z
Rotation x Rotation y
Gyroscope senses tremors and the
micro-actuator compensates
9
OIS OFF OIS ON

MEMS and GPS Enable Location-Based Services
How much is that shirt? POI POI Filtering
Augmented Reality*
No compass With compass Point Of Interest
Source: www.apple.com (Wikitude)
10

MEMS in Automotive Market
Navigators
Anti-theft systems
Crash recording
Post-crash door unlock system
Dangerous driving detection
11
.... and much more...

MEMS in Healthcare

- **Sensing**
  - Body motion
  - Pressure
  - Acustic signals
  - Bio signals (ECG, BGCM)
  - Biosensors



- **Drug Delivery**
  - Pumps
  - Valves
  - Nozzles




Flexible Lens for Eye Pressure Monitoring
Electro Cardiogram
Insulin Nano Pump
Temperature Sensor
Pressure Sensor
Movement Recognition
Step Counter
Body Gateway

STMicroelectronics
12

2009: Not Only Accelerometers......
13

Cristallo:
Ultra-Low-Power and High Performance Accelerometer
Higher flexibility at lower current
Advanced power management
o Wide supply voltage down
to 1.8V
o Ultra low current
High versatility
o Extended FS range
(2/4/8/16g)
o Multiple configurable
interrupt sources
Embedded features
o Programmable FIFO (32
levels)
o 3 auxiliary ADC channels
14
100X Lower Power

Gyroscopes: We Are On Time
Analog Output
In 2009, we announced more than
30 Multi-axis Gyroscopes
2008
1X
2009
2X
Analog Output
15
E Jan 2010
3X
Analog and
Digital Output Gyroscopes market for mobile
and consumer TAM 2010:
$246M CAGR 2010-2013: ~20%
Source: iSuppli
Application Segments:
o Enhanced motion user interface
o Image stabilization
o Gaming
o Navigation

Pressure Sensors as Altimeters

Absolute, temperature-compensated, ultra-compact pressure sensor with digital output





… make it small; make it accessible

Application Segments:
- Blood pressure sensors
- Navigation system
- Water level management

Pressure sensors market for mobile and consumer TAM 2010: $47M
CAGR 2010-2013: ~27%

Source: iSuppli

STMicroelectronics
16

Microphones Enhance User Experience

Your mobile phone becomes your conference-call solution







Application Segments:
- Mobile phone
- Digital camera/camcorder
- Laptop PC
- Gaming

- Excellent sound quality
- Superior reliability and robustness
- Small size (3 X 4 X 1mm)

Microphone market for mobile and consumer TAM 2010: $176M
CAGR 2010-2013: ~24%

Source: iSuppli

STMicroelectronics
17

Compass Shows Heading
Accelerometer
A look from the Inside... ...and from the Outside
Geo-Magnetic Sensor
+
Application Segments:
o Navigation
o Mobile phone
o Pictures geo-tagging
o Location based services
18

iNEMOTM : The Smart Sensor
Smart sensor: combination of sensors, data processing
and information transmission
19

What's Next in iNEMO™ family?


PITCH
MEMS
ROLL

Available Now



3x accelerometer (LIS331DLH)
2x P&R or P&Y gyroscope (analog)
7.5x4.4 mm^2

End 2010



3x accelerometer (LIS3DH)
3x digital gyroscope
7.5x4.4 mm^2

Beg 2012



6 axis integrated modules

STMicroelectronics
20

MEMS are Advanced Analog Products

- **MEMS** means **M**icro **E**lectro **M**echanical **S**ystems … taking advantage of the mechanical <u>AND</u> electrical properties of silicon
- Three key elements:
  - **Micron-sized Transducer** realized through a specific process called Micro-Machining (THELMA)
  - An **Advanced Analog Chip** with embedded smart functionalities
  - Dedicated **package** and **calibration** features

THELMA @ 1 um



+

ASIC @ 130 nm



=

3 Axis Gyroscope



STMicroelectronics
21

MEMS are Advanced Analog Products
Supply Monitor Power Management
Audio Amplifier
A typical Analog Signal Chain
Amplifier
Analog to
Digital
Converter
Control
Unit
Digital to
Analog
Converter
Amplifier
RF
Interfaces
Logic
Interfaces
Sensor Actuator
Gyroscope
22
All available in Stand Alone, ASSP and ASIC products

Analog: an IMS Competitive Advantage
Key product family Key Target Applications
High End Analog Front
End
Healthcare, Industrial, Portable
Devices
Mi ed Signal ICs Mobiles Peripherals Portable Medical
Analog Ranking 2009
Analog ICs* # 2
o Can integrate Analog and Power (chip or package) in Power Conversion and
Power Management applications
o System know-how to design dedicated ICs for complex applications
Competitive Advantages:
Mixed Mobiles, Peripherals, Low Voltage
Operational Amplifiers
Mobiles, PDAs, e-Books
*Ranking refers to total ST Analog ICs sales
23
y g p pp
o Variety of reference designs for medium and small customers
o Delivery of System Solutions including Sensors, Analog ICs, Microcontrollers and Power Discrete
o The World's largest and most cost-effective 6" Front End in Singapore
Source: iSuppli, ST

Sensors Complement ElectroCardioGraph
HM222R
2 Ch l
Remote monitoring
and telemetry
Channel +
Microcontroller +
Accelerometer + BTLE
HM221R
2 Channel +
Microcontroller+
accelerometer
HM301D
HMX11D
HMx11D+Isolation
HM101D
1 Channel
Diagnostic
ECG/EEG and AED
+ Bedside monitoring
24
HM201D
2 Channel

Smart Sensors:
New High-Growth Opportunities
Factory Logistics
Building
Healthcare
Sport & Wellness
g
Automation
25

Sustaining Growth
26

Takeaway Messages
o 2010 will be "Year of the Gyroscope"
o ST will continue to drive MEMS avalanche and extend
presence in new markets
o ST investing heavily in MEMS and Advanced Analog
products to sustain growth
o ST well positioned to become undisputed leader in
Smart Sensors, bridging analog world to digital brain
o Sensors will enhance presence in the advanced analog
world
27

Power & Smart Power Solutions
Matteo Lo Presti
General Manager, IMS System Lab & Technical Marketing

Key Topics
o Power management in IMS today
o Vision and awareness
o Innovation in technologies and products
o System innovation

Power Discrete: Strong Market Position
Power Discrete Ranking 2009
Power MOSFET (High Voltage) # 1
Protection & IPAD # 1
Thyristors # 1
Key product family Key target applications
HV Power MOSFETs Power supply, lighting, solar
Rectifiers Power management
ACS s itches Home appliances
o The widest range of power technologies and packages from low to very high voltage (MOSFET, IGBT, Bipolar, IPAD, Rectifiers) offering the highest efficiency in
Competitive Advantages:
Rectifiers & power diodes # 3
switches Protections & IPAD Mobiles, USB/HDMI
interfaces, wired data transfer
the most demanding applications
o Expertise in composite materials (SiC, GaN) for high frequency and very high temperature applications (Electric Cars, Photovoltaic Converters, Wind Generators)
o Extremely competitive manufacturing machine (Singapore, Long Gang, Shenzhen )
3
Source: iSuppli, ST

Power Management ICs: Pillar of IMS

Power Management*
Ranking 2009
Power Management # 2

Key product family	Key Target Applications
Off-line converter ICs	Power supply, lighting
Mixed Signal ICs	Mobiles, peripherals, portable medical
Battery Management ICs	Mobiles, PDAs, e-books
LED Driver ICs	Street lighting, building, panel arrays

Competitive Advantages:

- **Innovative System Solution combining Smart Power ICs, Power Discretes and Microcontrollers on a single board or in a single package**
- **Mixed technologies (digital, signal and power, low and high voltage) to develop advanced Smart Power ICs**
- **System know-how enabling the design of dedicated Smart Power ICs for complex applications**

(*) Power Management includes: Voltage Regulator/Reference, Industrial & Other Analog ASSP, Power RF Transistor, Bipolar PT, FET PT, IGBT, Thyristor, Rectifier & Power Diodes

Source: iSuppli, ST

STMicroelectronics
4

Power Management Today

Key Areas of Strength



- High voltage power MOSFETs
- Ballast driver ICs
- Ultrafast diodes
- Application specific ICs



- Analog drivers
- High voltage power MOSFETs
- Rectifiers



- VIPers
- Microcontrollers
- Driver ICs
- Power transistors
- ACS switches



Lighting (high-frequency ballast)
SMPS
Consolidated IMS Key Areas
Motor Control
Motherboard & Set-Top-Box
Mobile (including battery charger)



- Multi-output DC-DC converters
- Voltage regulators



- IPADs
- OLED controllers
- VIPers

STMicroelectronics

5

Post Kyoto
protocols on
reducing
greenhouse
gas emissions
Vision and Awareness
Energy
demand is
increasing
drastically
Population
and
building
density
increase g
Moving forward in Eco Sustainability...
o Reducing power consumption through system efficiency
o Reducing oil combustion and pollution through renewable
energies and hybrid electric vehicles
f btt d b d lif
A Global Commitment
6
.... for a better day-by-day life
o Building automation, surveillance & safety
through sensor networks and remote monitoring
o Intelligent use of energy through smart systems
o Home healthcare through portable devices

Leveraging Smart Power ICs & Power Discretes
Higher efficiency
through smart
power ICs
Power management ICs, off-line converter ICs, integrated
PoE ICs, mixed digital/signal/power ICs
Power
Transistor 1995
PowerMESH SuperMESH MDmesh(TM) II
-20%
today
-82% -90%
2000 2005
MDmesh(TM) V Cutting power
losses through
power discrete
technology
Power transistors and rectifiers
Source: iSuppli
8

Innovation in Technologies &
Products

Innovation in Technologies &
Products

Innovation in Power Technologies
Ultra-low power 3D heterogeneous Advanced BCD, BCD-SOI
integration/ TSV
New materials:
SiC & GaN
technologies
Harvesting and thin
Innovative wire bonding
10
Advanced packaging &
system-in-package

Innovation in Power Technologies
60um wafers for advanced IGBT devices
Ultra-Thin Wafers
become flexible
90V G N RF P
11
GaN Power
Transistors
Wafers for GaN devices become
transparent

Innovation in Power Technologies
New smart power
systems
integrating
Microcontroller
+ Software
g g
ST current and
future technologies
Power Section (MDmesh V)
12
Application Specific
Integrated Modules
Controller (BCD8)

A Wave of New Products
IPAD(TM) (Integrated Passive
& Active Devices) solution

Ultra-small and energy-saving
Monolithic active matrix
OLED display power supply
New HV power MOSFET family

intelligent power switch
13
Advanced battery chargers
and gas gauge monitoring

featuring worldwide best RDSon

System Innovation

SmartGrid
The Heart of Energy Management
Home automation
and distributed power
generation
Renewable energy
Factory automation
15
SmartGrid: Power conversion and connectivity for an intelligent use of energy
Building
Power plant automation

Power Conversion in SmartGrid

ST offers complete solutions from low-power applications to high-power energy conversion






ECO



Low-Power

- Low-power technologies
- Battery power management
- Energy harvesting

Medium-Power

- Power switches
- Power transistors
- Power management ICs
- Mixed signal ICs

High-Power

- SiC / GaN transistors
- HV switches
- VIPer plus
- DC-DC modules

Energy 2013 TAM: $5B
CAGR 2010-2013: 7%

Source: Semicast (including Power Energy and Transportation)

STMicroelectronics

16

Smart Power Solutions
LED Street Lighting Control
Energy saving:
dimming based on available natural light
Comfort:
color changing (cool/warm) based on location
and time of day
Driver ICs
Key Products
Architectural/fashion:
creating different effects using the same lights
Lighting control:
for specific applications like theater, stage lighting
17
Source: Semicast
Power transistors
Power factor ICs Lighting 2010 TAM: $1B
CAGR 2010-2015: 9%

Smart Power Solutions

Smart Meters



Gas Meter
Electronic flow meter

Energy Meter





Concentrator
provides info to the consumer on energy and gas usages

ST Solution



Key Products


Motor control ICs


Power line modems


Energy meter ICs

Smart Electricity Meters
TAM 2009: 76M units
CAGR 2010-2013: ~18%

Source: ABI Research

STMicroelectronics
18

Smart Power Solutions
Hybrid and Electric Vehicles
Plug-in battery charger for HEV
Combine an electric motor and an internal combustion engine
Reduce air pollution from greenhouse gases
Operating cost equivalence: 20(cent)US / liter**
Power transistors
Key Products
19
More than $600 of
semiconductors
for every HEV (*)
Source: (*) Strategic Analytics, (**) US Dept of Energy
Driver ICs
32-bit microcontrollers

Smart Power Solutions
Photovoltaic
ST Solution:
One microinverter
module per panel
vae Maximizing energy output (MPPT)
vae Energy monitoring (daily, monthly, yearly, etc.)
vae Diagnostic, anti-theft and anti-tearing protection
vae Reducing operation costs due to modularity
Remote
Monitoring &
PV Panel Control
Cool bypass switch
Key Products
20
Power transistors
MPPT
(Max Power Point Tracker)
Electronics on panel value from $1.50 to $15
PV energy production growth
O(( 2010 a(3) about 7 GW
(about 35 million single photovoltaic panels)
O(( 2020 a(3) about 56 GW
Source: European Photovoltaic Industry Association, ST

Smart Power Solutions
Photovoltaic
Value
Smart Power System
MPPT
Max Power Point Tracker
DC/DC
Converter
DC/AC
Inverter MOSFET
SiC
MPPT
Max Power Point Tracker Cool Bypass Switch
Cool Bypass Switch
Cool Bypass Switch
Microinverte
21
Complexity
PLM
Power Line Modem
System Monitoring
(Energy Level, Faults, etc.)
DC/DC
Converter
DC/AC
Inverter
MPPT
Max Power Point Tracker
DC/DC
Converter Bypass Diode

Smart Power Solutions

Home Healthcare

Portable distributed diagnostics
and remote monitoring


Body
Gateway


Flexible Lens for
Eye Pressure
Monitoring
Electro
Cardiogram
Insulin
Nano Pump
Temperature
Sensor
Pressure
Sensor
Movement
Recognition
Step Counter



ST
Solution


iNEMO

Key Products



Battery management
ICs



8-bit low-power
microcontrollers



IPAD and protection

Portable Healthcare
2010 TAM: $1B
CAGR 2010-2015: 11%

Source: Semicast

STMicroelectronics

22

Smart Power Solutions
Energy Harvesting
Integrating harvesting
in smart systems
Solar
Electro- Thermal
chemical Enabling wireless sensors
for energy autonomy
Autonomous wireless sensor node
Harvesting
Device (PV,
Piezo, etc) Low Power
RF
Transceiver
Sensors
Ultra Low
Power
Microcontroller
Energy
Conversion
Battery Storage
Wind
RF
Kinetic
Energy
23
The Future is
Here STMicroelectronics and Micropelt
demonstrate 'Perpetual Energy'
thermoharvesting power supply

A "Virtuous" Circle
Smart Power ICs Develop Solutions
System Approach
Acts as a
Flywheel
24
Product Innovation
Customer Endorsement

TRANSFORMING THE PORTFOLIO
May 2010 1 Date: 2010-05-07 COMPANY CONFIDENTIAL
Pascal Langlois
Senior Vice President, Chief Sales and Marketing Officer

TRANSFORMING THE PORTFOLIO
E & f h o High-value entry
o Smartphones
o Connected devices
o Application engine
o Modem
o Connectivity
o Diversified customer portfolio
o Open/complete platforms
o Entry feature phones
o Modem only
o Three big customers
o Custom solutions
2
p p p
o Europe and Asia o Global

MARKET TRANSFORMATION
Thin
Modems Platforms
In Production
HSPA
EDGE
TD
M340
HSDPA
5209
EDGE
M6718
TD HSPA
DRIVING MOBILE BROADBAND
EVERYWHERE
Mobile Broadband and M2M Devices
Entry
& Feature Internet and Multimedia enabled
solutions
Separated Smartphone solutions
(Application engine + Thin
modem)
TD-U67XX
WCDMA
U6715
HSDPA
THE BEST SMARTPHONE PLATFORMS
FOR ALL TIERS
High-end and mid range smart devices
Platforms Single-chip 2G & EDGE
U33x
HSPA/HSDPA
T72XX
TD-HSDPA
Connectivity and
Enhancements
STLC4560 Complete Platforms
WLAN
GNS7560
GPS
STw5200
Audio
STw8019
TVout
STLC2690
BT/FM
65XX
EDGE
ADDING VALUE
TO AFFORDABLE DEVICES
High value entry devices
3

TODAY

UMTS/HSPA | TD-SCDMA | 2G/EDGE

In Production

Thin Modems Platforms

- M340 HSDPA
- 5209 EDGE
- M6718 TD-HSPA

HSPA
EDGE
TD

(Smartphone platforms)

Separated Smartphone solutions (Application engine + Thin modem)

Entry & Feature Platforms

- U67XX WCDMA
- U6715 HSDPA
- U33x HSPA/HSDPA
- T72XX TD-HSDPA
- 65XX EDGE
- E4908 EDGE

Internet and Multimedia enabled solutions

Single-chip 2G & EDGE

Connectivity and Enhancements

- GNS7560 GPS
- STLC2690 BT/FM
- STLC4560 WLAN
- STw8019 TVout
- STw5200 Audio

Complete Platforms

ST ERICSSON

4

TOMORROW

LTE | TD-SCDMA | UMTS/HSPA | 2G/EDGE

	In Production	Announced	
Thin Modems Platforms	M340 HSDPA 5209 EDGE M6718 TD-HSPA	M700 LTE M720 LTE/HSPA+ M570 HSPA+	LTE / HSPA+ Mobility Best combined UL/DL performance Data in every region
Application Processor with Integrated Modem Platforms		U8500 HSPA+ TD U5500 HSPA+	High-performance Smartphone platforms
Entry Platforms	U67XX WCDMA U6715 HSDPA U33x HSPA/HSDPA T72XX TD-HSDPA 65XX EDGE E4908 EDGE	U68XX HSDPA E4910 EDGE T6718 TD-HSPA G4850/52 GSM/GPRS	Internet and Multimedia enabled solutions Single-chip 2G & EDGE
Connectivity and Enhancements	CG2900 BGF CW1200 WLAN	AV8100 HD TVout AV5230 Audio PTE	Complete Platforms

ST ERICSSON

5

June 3, 2010

A COMPLETE SINGLE CHIP 2G PORTFOLIO

Single Chip ULC+ **GSM/GPRS** MPEG4, MP3, FM record Dual SIM / Dual Standby **G4852**	Single-Chip **EDGE** WQVGA display, touchscreen 3MP camera MPEG4, H.263, MP3, AAC+ **E4910**
Single Chip ULC **GSM/SMS** MP3 ringtones Dual SIM / Dual Standby **G4850**	Single-Chip **EDGE-Rx** QVGA display, 2MPix camera MPEG4, H.263, MP3, AAC+ USB FS **E4908**

Bringing high value features to the entry segment

6
ST ERICSSON

CONNECTIVITY AND ENHANCEMENTS

GPS
Leading footprint and power

Bluetooth
Fully-integrated single-chip Bluetooth

FM Radio
Over 1 Billion FM radio shipped

WLAN
Outperforms in Bluetooth co-existence

Video
Full HD TV out

Audio
Extend playtime without reducing quality

Power
Smart power distribution

CG2900
BT/FM/GPS
First 45nm Combo
Leading footprint size

CW1200
802.11a/b/g/n
< 50mm2 BOM
Integrated FEM, SMPS

AV8100
HDMI/CVBS combo
Full HD 1080p
7.1 audio surround

AV5230
102 dB SNR
Integrated headset AMP
Playback Time Extender

Integrated into complete platform solutions

7
ST ERICSSON

U6715 SMARTPHONE FOR ALL
HSDPA supporting multiple OS
Touch screen
U6715
5 Mpixel camera
QVGA or WQVGA Video
3G talk time up to 7 hours
standby up to 25 days
Android ready
Great user experience at an affordable price
8

INNOVATION FOR SMARTPHONES

Dual core architecture with > 1Ghz
Over 5000 DMIPs power

Full HD Camcorder 1080p
20 megapixel cameras
High-end 3D graphics subsystem

Integrated connectivity
HSPA+ modem

Supporting multiple OS

U8500



Dual core architecture

HD video 720p
12 megapixel cameras
3D graphics subsystem

Integrated connectivity
HSPA+ modem

U5500



- TD variants for the Chinese market
- Compatibility and scalability for our customers
- Reference hardware for ARM Mali ecosystem
- Driving evolution of SMP for Android

Technology leadership brought to mainstream

9

ST ERICSSON

ADVANCED TD-SCDMA SOLUTIONS

T6718	M6718
Feature rich TD-HSPA/EDGE platform Enabling affordable high-speed internet phones 5 megapixel camera WQVGA display	Thin modem platform with TD-HSPA for higher uplink data rates 65nm process Improved overall integration



Leader in TD-SCDMA in China – 12 Million chipset shipped

10

ST ERICSSON

MOBILE BROADBAND WITH HSPA+ AND LTE
Commercially available chipsets
HSPA+ technology
Optimized modem
solution suitable for USB data devices
best-in-class thermal performance
Full data speed downlink of 21Mbps and
uplink of 5.7Mbps simultaneously
Modem optimized for easy integration into a
variety of devices
M570
M720
First to successfully show interoperability between HSPA and LTE
11

ADDRESSING MODEM EVOLUTION
Challenges
Increasing air
interfaces
Then Now
TD
LTE
HSPA+
New ST-Ericsson
lti d d
o Software-defined radio access
o LTE 100Mbps, HSPA+ 42Mbps
o Target >2X power
improvement
Power o Scalable for cost
management
2G
2G/3G
EDGE multi-mode modem
architecture
Increasing
adoption of
connectivity
BT
FM
BT
GPS
WIFI
o Co-existence built-in
o Combos & platform
integration
Increasing
adoption of
connectivity
12
o Building on existing LTE
solution
o Single SW and HW platform
o Drastic reduction of testing
needs
Size & cost
June 3, 2010

SUMMARY
o oppoTrrtaunnsiftoiersming the portfolio to address key market
Complete portfolio with highly competitive products
Good feedback from customers on the new portfolio
13

DEMOS
Thin
Modems
Platforms M570
Entry
Application
Processor with
Integrated
Modem Platforms
U8500 + Connectivity
(CG2900 & CW1200)
y
Platforms
14

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, STMicroelectronics N.V. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date: June 4, 2010	By:	/s/ Carlo Ferro

	Name:	Carlo Ferro
	Title:	Executive Vice President and Chief Financial Officer